As submitted to the Securities and Exchange Commission on October 28, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2020

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(Employer Identification Number)

StreetShares Notes

(Title of each class of securities issues pursuant to Regulation A)

1900 Campus Commons Drive, Suite 200 Reston, VA 20191

Telephone: (571) 325-2966

(Address, and telephone number principal executive offices)

Part II

Item 1.

BUSINESS

Narrative Description of Business

StreetShares, Inc. and its subsidiaries (hereafter also referred to as “Us”, “We”, the “Company,” or “StreetShares”) is a venture-capital funded financial technology (or “FinTech”) company on a mission to become the source for trusted digital finance products supporting America’s small businesses.

The Company provides Lending-as-a-Service (“LaaS”) software products and services to banks, credit unions, and alternative lenders, enabling them to offer online loans and lines of credit to their small business customers. As of June 30, 2020, 47 banks, credit unions, and alternative lenders have contracted to use our LaaS products and services.

The Company also offers small business lending products in the form of term loans and the Patriot Express® Line of Credit (collectively, “loans” or “lending products”). On October 26, 2020, the Company stopped offering lending products directly to small businesses. We still offer lending products to small business customers via our LaaS clients. We raise capital to fund these lending products through retail debt securities offered under Regulation A+, called StreetShares Notes and marketed under the name “Veteran Business Bonds,” among other sources of capital.

As of June 30, 2020, we have facilitated over $224 million in lending and contract financing products since we made our first loan in July 2014.

The Company has one office location, in Reston, Virginia and is comprised of 34 full-time employees as of June 30, 2020.

Products, Services, and Investment Opportunities

(a) Lending-as-a-Service Products and Services:

Effective September 2019, the Company publicly launched a suite of LaaS products and services on the StreetShares’ Platform, which allows the Company’s LaaS clients, such as community banks, credit unions, and other financial and non-financial institutions, to make small business loans with a digital experience. Prior to the public launch, the Company offered and sold certain LaaS products and services to select clients.

Since the launch of LaaS, the Company has offered several LaaS packages, which include various products and services depending on the package, such as: online product presence for small business lending, web design collaboration, client-branded landing page, intelligent online loan application for small business borrowers (client-branded or StreetShares-branded), decisioning platform, loan analytics platform, and small business loan marketing services. Depending on the LaaS package, either the Company or the LaaS client will originate, underwrite, and service the small business loans. Our LaaS products and services are available in all 50 states and the District of Columbia.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted, authorizing the Small Business Administration (“SBA”) to guarantee and forgive up to 100% of loans made to eligible small businesses under a new program called the Paycheck Protection Program (“PPP”). In April 2020, the Company launched our LaaS package for PPP loans, enabling our LaaS clients to accept digital PPP loan applications and submit them to the SBA. In May 2020, the Company launched our LaaS package for PPP forgiveness, enabling our LaaS clients to accept digital PPP forgiveness applications and submit them to the SBA. While the Company did not originate any PPP loans, our PPP LaaS products enabled our LaaS clients to originate thousands of PPP loans to American small businesses in need of forgivable financing as a result of the outbreak of the novel coronavirus (“COVID-19”).

The Company generates revenue from our LaaS products and services in several ways, depending on the LaaS package. We generate revenue from software license fees for access to and use of the StreetShares’ Platform and transaction fees for loan applications processed on the StreetShares’ Platform. For LaaS packages where the Company originates the small business lending products via a LaaS client’s webpage on our website, we earn origination fees and interest revenue on the lending products and pay a referral fee to the applicable LaaS client.

(b) Lending Products:

The small business lending products offered by the Company — term loans and the Patriot Express® Line of Credit — are fully amortizing, repaid weekly through electronic bank payments, and have terms ranging from six months to three years. Lending products are offered in amounts ranging from $2,000 up to $250,000 (larger from time to time in the discretion of the StreetShares’ Credit Committee) with interest rates starting in the upper single digits for the most qualified borrowers. Product terms are subject to change.

The Company lends in 45 states and the District of Columbia as a non-bank commercial lender. One of StreetShares, Inc.’s subsidiaries, StreetShares Lending Company, LLC, is a California Finance Lender licensee (60DBO-44064). The states in which we offer our lending products are subject to change based upon market conditions and regulatory requirements.

A business may apply for a lending product through a LaaS client webpage on our website. Prior to October 26, 2020, a business could also apply for a lending product directly from the Company on our website. Borrower applicants are required to provide us with relevant financial and business data about their business and the personal guarantor(s), if applicable. We use multiple methods to verify this information as well as the identity of the borrower applicant. Borrower applicants are required to provide us with bank account information and proof of ownership over their bank account before a loan is issued to the business.

The Company lends to qualified borrowers who meet the Company’s business and credit qualifications and are approved through the underwriting platform. In order to obtain financing from the Company, borrowers must display characteristics indicative of creditworthiness. These characteristics include factors such as business revenue, time in business, number of employees, cash flows, assets or inventory, and financial and credit variables. The Company uses technology, data analytics, and a proprietary credit scoring model to assess the creditworthiness of each small business borrower applicant. The lending products are usually personally guaranteed by the business owner and may be collateralized by a security interest in the borrower’s assets.

For our lending products, the interest rates charged to borrowers range from 6.25%-32.50%, the weighted average interest rate is 18.8%, the weighted average annual percentage rate (“APR”) is 22%, the average loan amount is approximately $28,323, and the weighted average term is approximately 1.9 years, during our last three fiscal years. Our interest rates charged to borrowers have decreased over these periods. For the fiscal year ended June 30, 2020, our interest rate range was 8.00%-29.80% with a weighted average interest rate of 17.9% and a weighted average APR of 20.90%. Overall, this is lower compared to fiscal year 2019, when our interest rate range was 6.25%-31.00% with a weighted average interest rate of 18.8% and a weighted average APR of 21.40% and fiscal year 2018, when our interest rate range was 8.0%-32.50% with a weighted average interest rate of 19.7% and a weighted average APR of 24.60%.

Our average net yield (net revenue/average balance of loans) for the Company’s lending products was approximately 9% in fiscal year 2018, approximately 11% in fiscal year 2019, and approximately 8% in fiscal year 2020.

The Company generates revenue from our lending products primarily through interest, auction success fees, origination fees, and service fees. Interest income on lending assets is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next expected payment date, if applicable. Service fees, which are fees charged to accredited investors in our Member Payment Dependent Notes (“MPDNs”) and institutional investors that purchase loan participations, are based on a percentage of the payments received from borrowers. These service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the origination fees relating to the portion of the loans owned by investors through MPDNs or loan participations, called auction success fees, are recognized when received upon the funding of the loans. The Company charges fees for late payments, automated clearing house (“ACH”) return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection.

The term loan products offered by the Company are charged a one-time origination fee of up to 4.95% of the principal balance and Patriot Express® Line of Credit draws are charged a one-time fee of up to 3.95% for each draw amount. The Company may advertise promotions from time to time to waive or reduce the origination or draw fees for such products. Fees are set per product type.

The Company funds the lending products with a variety of sources, including funds from institutional, accredited, and retail investors.

(c) Contract Financing Products:

The Company offered contract financing products from December 2016 through November 15, 2019. The Company’s contract financing products were offered to government and commercial contractors based on the total size of the contracts assigned to the Company by the customer. Invoice receivables purchased by the Company ranged from approximately $600 to $7,000,000.

The Company’s contract financing product was not a lending product. Rather, the Company purchased invoice receivables (also referred to as, factored receivables or factored invoices) from contractors performing work on government and commercial contracts. The Company’s contract financing product provided a reliable source of funding that helped contractors smooth out their cash flows and maintain predictable funding to keep their operations running.

The Company generated revenue on invoice receivables through interest income, factor fees, draw fees, commitment fees, and enrollment fees. We charged factoring fees on the invoice receivables that we purchased and charged draw fees for lines of credit secured by unbilled invoices. In determining the interest and fees to be charged, we performed a risk assessment on the customer and the contract, considering factors such as credit score, the size of the contract, the type and terms of the contract, and prior performance. Interest income on invoice receivables was calculated using the simple interest method on the daily balances of principal outstanding. Interest income, factor fees, and commitment fees were accrued until funds were received for the purchased invoice receivable. Enrollment fees were recognized at the time of purchase of invoice receivables. Draw fees were recognized at the time of each draw on a line of credit secured by unbilled invoices.

The Company advanced a percentage of the purchased invoice (usually up to 90% of the invoice amount), and when the government or commercial entity remitted funds for the work performed under the contract, the Company then deducted our fees and paid the remaining balance to the contractor. Typically, we advanced 90% on prime federal contracts and 80% on federal subcontracts or commercial contracts. The advance rate was subject to change, however, depending on factors such as size of contract, lien position, and prior performance related to both the contract being financed and as our customer. In many instances, payment by the government or commercial entities could be 30 or 60 days (or longer). StreetShares removed the uncertainty with a transparent and affordable product that kept contractors moving forward with their obligations.

The Company’s contract financing products were available in all 50 states and the District of Columbia and applications could be made directly through StreetShares’ website. During the time that it offered contract financing products, the Company serviced 41 customer accounts, representing 66 contracts, with an average customer account having $2,284,806 in receivables purchased, and an aggregate of $130,384,866 in total receivables purchased. Since inception through November 15, 2019, the amount of each invoice purchased ranged from $606 to $6,986,100. The maximum invoice financed for each fiscal period was $919,235 in fiscal year 2018, $6,986,100 in fiscal year 2019, and $581,300 in fiscal year 2020.

The average net yield (net revenue/average balance of advanced funds) for the Company’s contract financing products was relatively flat in the last three fiscal years at approximately 24% in fiscal year 2018, approximately 22% in fiscal year 2019, and approximately 25% in fiscal year 2020.

(d) Investment Opportunities:

StreetShares Notes

StreetShares Notes (“Notes”), the securities offered by the Company pursuant to Regulation A, are available to retail investors who purchase notes via the Company’s website at www.streetshares.com. Funds from the sale of Notes are invested into loans, lines of credit, and, prior to November 15, 2019, invoice financing, and may be used for general corporate purposes, or other products at the discretion of the Company. Investors in Notes do not directly invest in small business loans originated by StreetShares; rather the investments are aggregated with funds from the Company’s direct lending account, institutional capital providers, and accredited investors, which collectively fund the lending products. We retain final discretion over the use of the proceeds of the Notes.

Pursuant to a Regulation A Offering Circular qualified by the staff of the Securities Exchange Commission (“SEC”) on February 17, 2016 (the “Original Offering Circular”), the Company sold $34,381,660 worth of Notes from the original offering through August 14, 2019.

On August 14, 2019, the staff of the SEC qualified a Regulation A Offering Circular (the “2019 Offering Circular”) with a maximum offering amount of $25,692,700. From August 15, 2019 through June 30, 2020, the Company sold $6,496,975 worth of Notes. The Company continues to offer and sell the Notes under the 2019 Offering Circular to investors residing in the United States and its territories. The Company does not currently offer or sell StreetShares Notes in Alabama, Arizona, California, Florida, Idaho, Kentucky, Maryland, Nevada, New Jersey, New York, North Carolina, North Dakota, Ohio, Texas, Washington, Wisconsin, Guam, or the Virgin Islands. The states in which we offer StreetShares Notes are subject to change based upon our funding needs and regulatory requirements.

Through June 30, 2020, we have raised a total of $40,878,635 through the sale of StreetShares Notes, $26,568,521 of which (65%) have been redeemed, called, or paid at maturity as of June 30, 2020.

The offering of Notes is being conducted as a continuous offering pursuant to Rule 251(d)(3) of the Securities Act of 1933 (“Securities Act”). Continuous offerings allow for a sale of securities to be made over time, with no specific offering periods or windows in which securities are available. Sales of securities may happen sporadically over the term of the continuous offering, and are not required to be made on any preset cadence. The active acceptance of investors, whether via the StreetShares website or otherwise, may at times be briefly paused, or the ability to subscribe may be periodically restricted to certain individuals to allow the Company time to effectively and accurately process and settle subscriptions that have been received. We may discontinue our offering of Notes at any time.

All outstanding Notes have a three-year term and a fixed interest rate of 5% per annum. Thus, the remaining term on the outstanding Notes ranges from one month to three years. Holders of StreetShares Notes have no right to redeem the Notes prior to the third anniversary of the issuance date of each Note. The Company may, at its discretion, consider requests by a holder to redeem a StreetShares Note prior to its maturity, but is under no obligation to do so. We may call StreetShares Notes at any time for any reason, including to balance the amount of Notes outstanding to our funding needs.

StreetShares Pro Securities

The Company also offers debt securities to institutional and other accredited investors, under the registration exemption provided by Rule 506(b) of Regulation D promulgated under the Securities Act (“StreetShares Pro”). These securities are made via MPDNs. We do not advertise our StreetShares Pro securities and rely upon word of mouth, our network of interested accredited investors, and our relationships in the alternative lending community. The MPDNs in which StreetShares Pro investors invest fund a portion of the loans and lines of credit originated by the Company. These securities are dependent upon the performance of a portion of the Company’s note from the borrower. If the note performs according to its terms, the StreetShares Pro investor receives the principal and interest portions of the note in proportion to their investment, less applicable servicing fees. If the note does not perform, payments to the investor will be limited to the pro-rata portion of any payments received prior to charge-off, according to the respective principal balances funded by the investor, less applicable servicing fees.

The Company’s LaaS products and services, lending products, contract financing products (prior to November 15, 2019), StreetShares Notes, and StreetShares Pros securities are distributed via the Company’s website (www.streetshares.com) and are subject to change as market or regulatory needs dictate.

Legal Proceedings

The Company is not subject to any bankruptcy, receivership, or similar proceedings. The Company further is not subject to legal proceedings others than those in the ordinary course of business (e.g., collections against defaulting borrowers).

Distinctive Characteristics and Risks

The Company operates in a highly regulated environment and is subject to both federal and state regulatory regimes for its LaaS products and services, financing products, and investments. Because of regulatory scrutiny overseeing financial services, StreetShares’ business offerings may be directly influenced by various statutes, laws, regulations, and rules. Changes in regulations, or in the way current or newly enacted federal or state regulations are applied to our business, or the increased costs due to compliance with these regulations, or inadvertent regulatory miscues, could all adversely affect our business. Ongoing compliance with Regulation A+, which is a relatively new regulatory scheme subject to the potential for more, and more frequent, amendments and differing interpretations, and the reporting thereof to the SEC could be more costly than anticipated.

The demand for the Company’s LaaS products and services and lending products is dependent on the market for unsecured small business lending in the United States. Worsening economic conditions nationwide or across the lending industry may result in decreased demand for our products and services, cause our borrowers’ default rates to increase, or harm our operating results.

Finally, the Company is a mid-stage, venture-capital and private equity funded company with a history of net operating losses, and we may not become profitable. We rely on outside capital to grow our business, and our business may not be able to adequately scale its LaaS and lending products distribution. Holders of StreetShares Notes are exposed to the credit risk of the Company.

Underwriting Process

In order to qualify for one of our lending products, business borrower applicants must be approved through our proprietary underwriting process, which analyzes credit and financial data of both the business and the business owner. Our proprietary credit loss prediction model is based on several business demographic factors (including business revenue, time in business, cash flows, and other variables) combined with certain consumer bureau attributes (including revolving debt, personal credit score(s), delinquency history, age of credit file, and number of inquiries) and considering the general economic environment. If the applicant passes the initial underwriting criteria, the business is assigned a proprietary StreetShares’ score. The determination of what dollar amount to approve, how the product will be priced, and whether to file a UCC security interest is based on the above analysis, as well as additional factors (including length of loan, estimated default rates by grade, and general economic environment).

Treatment of Investor Balances

Some portions of the Company’s loans are funded by investors. These investor funds are held in bank accounts under separate, but wholly owned subsidiaries of StreetShares, Inc. These bank accounts are currently held at EagleBank, headquartered in Bethesda, Maryland. The Company’s investors have no relationship with EagleBank as a result of their investments. The Company may change the bank used to hold these funds from time to time. The bank account host and the Company’s EagleBank relationship may change at any time.

Investment & Loan Servicing

The Company has built a platform for online account servicing accessible by investors and customers. The Company manages investor servicing in-house. Loan servicing is managed by Vervent, Inc. (“Vervent”). Established in 1986, Vervent is an experienced servicer of consumer and commercial loan portfolios with billions of assets under management. We may change the outside servicer at any time. Vervent is the successor to our prior servicer, Portfolio Financial Servicing Company (“PFSC”).

Interest Rate

StreetShares Notes bear interest at 5%. StreetShares may later issue StreetShares Notes that bear interest between 3% and 10%, as stated in the applicable StreetShares Note, to be determined by the Company in its sole discretion. We intend to include any changes to interest rates in a post-qualification amendment or a supplement to the 2019 Offering Circular. All terms, conditions, and details regarding the interest rate of StreetShares Notes and any promotional interest rates offered by the Company will be provided by the Company to the investor prior to purchase by the investor and made available on the StreetShares website at www.streetshares.com.

The interest rate of the StreetShares Notes may reflect promotional interest rates for specified periods of time or based on specified investment thresholds. For example, we may provide promotional interest rates for a specified period of time. We may also provide promotions for 1%-3% increases in interest rates if the investor meets certain minimum investment amounts.

Fees on StreetShares Notes

Unlike our institutional and accredited investors, StreetShares Note investors are not usually charged a servicing fee for their investments. Investors are usually charged a transaction fee if we accept an investor’s request for early redemption and withdrawal of funds invested in the Note prior to the Note’s maturity date, which is three years after the issuance of each Note. Generally, we will accept an investor’s request to withdraw or redeem a Note at any time after 31 days of such investor’s initial investment in a Note; but we may restrict the investor’s ability to withdraw or redeem funds invested in a Note prior to its maturity date. If an investor wishes to request to redeem a Note prior to the maturity date and such request is accepted by us, such investor will be charged with a one percent transaction fee on the principal amount that such investor wishes to withdraw, provided that, such one percent transaction fee amount shall not exceed the amount of interest earned to-date on such investor’s Note. Generally, at each annual anniversary of an investor’s initial Note purchase, and for a two week period thereafter, the investor may request to redeem a Note without any transaction fees assessed to such investor; but we may restrict such investor’s ability to withdraw or redeem funds invested in a Note and/or may charge a fee for such early redemption request. Even if we accept an early redemption request, we may take up to 30 days to process the payment and remit the funds back to the investor.

Tax and Legal Treatment

StreetShares Notes will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. The interest earned on the StreetShares Notes investment will need to be declared in accordance with the United States Tax Code. The Company does not provide tax or legal advice to StreetShares Notes investors and encourages investors to seek out advice from their professional advisers to fully understand their particular tax situations.

StreetShares is a nonbank, commercial lender, and must comply with the various commercial lending regulations as required on a state-by-state basis. We must also comply with state and federal regulations applicable to our LaaS products and services. State and federal legal and regulatory requirements may be subject to interpretation and/or are subject to change. We obtain all necessary licenses, certifications, and registrations where clearly required in each state in which StreetShares has chosen to lend and/or sell LaaS products and services. While each state has specific rules for how lending and other business activities should be conducted, most states do not require licenses in order to engage in commercial lending activities or remote software sales of commercial products. As such, the Company has not obtained licenses across all of the jurisdictions in which it lends or sells its LaaS products and services, preferring instead to pursue licenses when necessary. StreetShares Lending Company, LLC (a wholly-owned subsidiary of StreetShares, Inc.) currently holds a California Finance Lender License (CA License # 60DBO-44064). As a lender, loans and lines of credit originated by the Company are generally subject to the lending laws of the Company’s home state of Virginia. The Company maintains a dialogue with regulators in states in which it operates to ensure that StreetShares’ business operates within the bounds of the law and the principles of fairness and goodwill.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Form 1-K. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the Risk Factors  section beginning on page 8 of 2019 Offering Circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an online platform for small business financing technology, products, and services. As of June 30, 2020, 47 banks, credit unions, and alternative lenders have contracted to use our Lending-as-a-Service (LaaS) small business financing technology. As of June 30, 2020, we have facilitated more than $224 million in lending and contract financing products and collected more than $197 million in customer payments for such products since we made our first loan in July 2014.

Under our business model, we generate revenue in multiple ways. On our lending products, we primarily generate revenue through origination and success fees charged to borrowers, servicing fees charged to investors in the loans, and interest generated from the portion of each loan that we fund through our direct lending account. We also generate revenue from software subscriptions and services provided to our LaaS clients, transaction fees charged to investors in the Notes for early redemption, and other fees charged to loan borrowers for late or returned payments.  Prior to November 15, 2019, we also generated revenue from interest and fees on our contract financing products.

Operating Results

Revenues. For the fiscal year ended June 30, 2020, we had operating revenues of $4,530,664 compared to $4,420,422 in the fiscal year ended June 30, 2019. The increase is a result of the growth of our lending operations in fiscal year 2019 and LaaS operations in fiscal year 2020, and the recognition of interest revenue, success fees, subscription fees, origination fees, servicing fees, and factor fees (prior to termination of our contract financing product line in November, 2019).

Operating Expenses. For the fiscal year ended June 30, 2020, we had operating expenses of $11,248,979 compared to $14,291,071 in the fiscal year ended June 30, 2019. The decrease is largely due to a decrease in marketing expenses. The largest line items of operating expenses were payroll and payroll taxes, professional fees, and general and administrative expenses.

Refinanced Loans. For our lending products, certain of our originations were refinances of existing StreetShares’ loans (i.e., amounts rolled forward from existing loans into new loans). The percentage of our total loan originations that were refinances of existing loans was approximately 14.11% for the fiscal year ended June 30, 2020 and 11.37% for the fiscal year ended June 30, 2019.

Liquidity and Capital Resources

Sources of Liquidity

We have funded our lending, LaaS product development, and contract financing activities and operations primarily through equity and convertible debt financings, promissory notes, revenues, and institutional and accredited investments in our loans. Through June 30, 2020, we have also raised $40,878,635 through the sale of StreetShares Notes ($26,568,521 of which have been redeemed, called, or paid at maturity as of June 30, 2020).

Our lending and contract financing products (prior to November 15, 2019) have been primarily funded by four sources: (1) our direct lending account; (2) institutional capital providers (primarily, Community Investment Management); (3) accredited investors, which are also referred to “StreetShares Pro” investors; and (4) retail investors in the StreetShares Notes (pursuant to the qualified offering circulars under Regulation A).

On June 30, 2020, we repurchased all loan participations previously sold by the Company to Community Investment Management or its affiliates (“CIM”) after the expiration of the Company’s institutional debt funding agreement with CIM (“CIM Agreement”). The CIM Agreement was originally set to expire in May 2019, but was mutually extended by the Company and CIM through short-term (e.g. monthly) extensions. The Company made the determination to no longer extend the CIM Agreement and to repurchase the loan participations due to the Company’s sufficient liquidity to fund loans from other debt funding sources.

The following table summarizes the percentage of lending and contract financing products funded by each of the four funding sources described above:

Product Type by Fiscal Period	% Funded by Direct Lending	% Funded by Institutional	% Funded by Pro-investor	% Funded by Retail investor	% Total
Contract Financing Products Fiscal Year 2019	1.64	0.04	0.04	98.28	100
Lending Products Fiscal Year 2019	4.17	17.53	11.03	67.27	100
FY 2019 Total	2.58	6.56	4.14	86.72	100
Contract Financing Products Fiscal Year 2020	0	0	0	100	100
Lending Products Fiscal Year 2020	0.28	15.45	6.96	77.31	100
FY 2020 Total	0.26	14.30	6.44	79.00	100

Equity and Convertible Debt Financings

On January 18, 2018, the Company closed on a B round funding with $22,838,775 (after direct costs) of equity raised through several investors, led by Rotunda Capital Partners, LLC (“Rotunda”).

Effective May 27, 2020, the Company raised a new venture funding round from Motley Fool Ventures LP (“MFV”) and StreetShares’ investors by issuing approximately $8 million in convertible promissory notes between August 2019 and May 2020. Between August 2019 and December 2019, the Company issued $2,005,000 in convertible promissory notes, which are convertible into shares of the Company’s preferred stock, including a convertible promissory note in the amount of $1,000,000 issued to a preferred stockholder and related party of a Company director, and convertible promissory notes in the amounts of $50,000 and $80,000 to other preferred stockholders. On March 13, 2020, the Company issued a $3,000,000 promissory note to MFV convertible into shares of the Company’s preferred stock. On May 27, 2020, the Company issued a $3,000,000 promissory note to MFV convertible into shares of the Company’s preferred stock. The Managing Director of MFV was appointed as a director of the Company.

The principal balance of each convertible note, together with accrued interest of 10% per annum, was due to be paid at the earliest of 1) a Qualified Financing (as defined in the note agreements); 2) a change in control (upon the terms in the note agreements); or 3) at maturity, which is 14 months after the issuance date of each note or March 13, 2021, depending on the note. The principal and accrued interest may not be prepaid by the Company without the prior consent of the majority holders of the notes.

In the event the Company consummates a Qualified Financing (as defined in the note agreements), then all principal and accrued but unpaid interest shall automatically convert into shares of preferred stock at the lesser of (a) 80% of the cash price per share paid by the other purchasers of preferred stock in the Qualified Financing, and (b) the price obtained by dividing $55,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing.

On October 9, 2020, the Company issued additional B series preferred stock in the amount of $10,918,132.72 (before direct costs) of equity raised, including the conversion of the convertible notes described above.

Notes Payable

In July 2017, the Company raised $325,000 in the form of promissory notes offered to the Company’s Reg. D investors. As of June 30, 2020, the principal balance was $325,000.

In December 2018 and 2019, the Company issued promissory notes to First Insurance Funding in the principal amounts of $75,766 and $88,835, respectively, collateralized by a security interest in the financed insurance policies.

In September 2019, the Company issued a promissory note to Federated Information Technologies, Inc. (“FIT”) in the original principal amount of $500,000. The founder and President of FIT is an observer on the Board of the Company.

In December 2019, the Company issued a promissory note to David Wasik in the original principal amount of $100,000. Mr. Wasik is a director of the Company.

Operating Capital and Expenditure Requirements

We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth. The core elements of our growth strategy include acquiring new LaaS clients, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, and expanding our product offerings. We plan to continue to invest significant resources to accomplish these goals. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Revenues. Our revenues have grown since our inception primarily as a result of the growth of our lending operations through fiscal year 2019 and LaaS operations in fiscal year 2020, and the recognition of interest revenue, success fees, subscription fees, origination fees, servicing fees, and factor fees.

After the public launch of our LaaS product in September 2019, we made the strategic decision to focus on our LaaS clients as the primary source of origination for new borrowers as opposed to direct marketing. We substantially reduced our marketing costs, which resulted in an overall reduction of our operating expenses in fiscal year 2020 versus fiscal year 2019. As of October 26, 2020, we have stopped originating lending products directly to small businesses. We still offer lending products to small business customers via our LaaS clients.

The drivers of revenue growth over the past two fiscal years have been the addition of new LaaS clients, new borrowers, total loans and financing facilitated from new, existing, and previous borrowers, and increasing the average transaction size for our lending products and contract financing products. We have observed trends with respect to some, but not all, of these drivers.

We have observed a trend in the increase of LaaS clients. Approximately 161% more LaaS contracts were signed as of June 30, 2020 as compared to December 31, 2019. Although our LaaS contracts for PPP lending expired in conjunction with the end of the SBA’s PPP lending program after June 30, 2020, we continue to experience demand for our other LaaS products and expect the trend towards an increase in LaaS clients to continue as we focus our sales and marketing efforts primarily on the LaaS product line.

We have also seen a slight trend towards larger average transaction size. Our average transaction size increased by approximately 0.10% in our fiscal year 2019 compared to our fiscal year 2018 and increased by approximately 4.4% in our fiscal year 2020 compared to our fiscal year 2019. The average transaction size includes both lending products (the average amount of loans for each borrower during the fiscal year) and contract financing products (the average amount of each factored invoice receivable or draw by each borrower during the fiscal year). We do not expect this trend to continue since we no longer offer contract financing products as of November 15, 2019, which have larger average transaction sizes than our lending products.

We have not observed trends in the drivers of new borrowers or total loans and financing facilitated. Our number of new borrowers for lending and contract financing products increased by approximately 134.7% in our fiscal year 2019 as compared to our fiscal year 2018, but decreased by approximately 72.2% in our fiscal year 2020 as compared to our fiscal year 2019. Our total amount of loans and financing facilitated increased by approximately 64.7% in our fiscal year 2019 as compared to our fiscal year 2018, but decreased by approximately 65.4% in our fiscal year 2020 as compared to our fiscal year 2019. The decrease in new borrowers and total loans and financing facilitated in fiscal year 2020 was due primarily to three factors. First, the shift in the source of our originations from marketing directly to borrowers to referrals from our LaaS clients that began in September 2019. Second, the end of our contract financing product line in November 2019. Third, the impact of the COVID-19 pandemic on the small business lending market beginning in March 2020. As a result of the COVID-19 pandemic and the availability of forgivable small business PPP loans guaranteed by the SBA, we observed a decrease in small businesses applying for our lending products and a deterioration in the credit quality of our small business applicants. Because the COVID-19 pandemic is ongoing and the recovery of the small business lending market is uncertain, we expect further decreases in the drivers of new borrowers and total loans and financing facilitated.

Continued growth in our revenues also depends, in part, on our ability to continue to earn interest income and fees from our lending products. As of June 30, 2020, we observed a trend towards lower interest rates for our lending products as we targeted new and repeat borrowers with higher credit quality, but no significant trends in average yields. As of June 30, 2020, we observed a trend toward credit normalization with respect to our charged-off loans and lines of credit. The charge-off ratio was 3.49% for our fiscal year 2017 and 6.86% for our fiscal year 2018. In fiscal year 2019, we saw a sharp decrease in our charge-off ratio to 1.10%. In fiscal year 2020, we observed a normalization of the charge-off ratio to 6.12%, which is within the range of fiscal years 2017 and 2018. As a result of the COVID-19 pandemic, beginning in March 2020, we experienced an increase in late payments and requests from our borrowers for payment deferments. As a result, there has been an increase in predicted losses on our loan portfolio and we expect to observe an increase in our charge-off ratio in the near-term; however, we are unable to predict a long-term trend in our charge-off ratio. Beginning in March 2020, we instituted a deferment program that permitted our small business borrowers to defer loan payments as necessary due to the COVID-19 pandemic. We worked closely with our borrowers and have exited all of them from the deferment program as of this filing. We also provided, and continue to provide, certain borrowers with payment plans with reduced payments as necessary. The payment deferments or modifications made as a result of the COVID-19 pandemic consisted of short-term payment deferrals or reduced weekly payments. The impact to the revenue of the Company as a result of these short-term deferments or modifications was immaterial to the consolidated financial statements for the year ended June 30, 2020. Due to the increase in predicted losses as a result of the COVID-19 pandemic, we increased our allowance for loan losses (ALL) for our loans and lines of credit. The Company’s ALL ratio was relatively flat at 4.88% in fiscal year 2018 and 4.96% in fiscal year 2019, but increased to 15.10% in fiscal year 2020. We expect our ALL ratio to remain comparable to our fiscal year 2020 percentage rather than the lower percentages in fiscal years 2018 and 2019.

Future growth in our revenues will continue to depend, in part, on attracting new LaaS clients. We plan to increase our sales and marketing efforts and spending related to our LaaS products and services, including through outreach efforts and strategic relationships with banks, credit unions, lending institutions, and other lending service providers.

Sources of Funding. The trend in funding our lending products and contract financing products (as of November 2019) has shifted away from funds from institutional capital providers and StreetShares Pro investors and towards funds from retail investors because of availability of funding sources and periodic adjustments in our funding mix to optimize yield returns. We are not able to predict if this trend will continue in the future, as capital market fluctuations and capital availability will determine the optimal mix of funding sources the Company uses at any given time. We seek to optimize funding by seeking multiple funding sources.

The Impact of COVID-19. The outbreak COVID-19, or an outbreak of other highly infectious or contagious diseases, could continue to adversely impact certain industries in which our small business borrowers operate and impair their ability to fulfill financial obligations to us. Further, the spread of the outbreak could lead to a prolonged economic recession or other severe disruptions in the U.S. economy and may disrupt our lending and other financial activities, may disrupt the operations of our LaaS clients and their customers, and could potentially create business continuity issues for us. Our business is dependent upon the willingness and ability of our employees to conduct lending and other financial transactions and service our LaaS clients. The spread of highly infectious or contagious diseases could cause severe long-term disruptions in the U.S. economy at large, and for small businesses in particular, which could disrupt our lending operations, as well as disrupt the lending operations of our LaaS clients, and if the national response to contain COVID-19 escalates or is unsuccessful, we could experience a material adverse effect on our business, financial condition, results of operations, and cash flows. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may result in a decrease in our customers’ businesses, a decrease in consumer confidence and business generally, or a disruption in the services provided by our LaaS clients. Disruptions to our customers could result in increased risk of delinquencies, defaults, and losses on our loans. Disruptions in the operations of our LaaS clients and their customers could result in reduced LaaS revenue for us. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may negatively impact the economic conditions in the United States for an extended period of time, which may result in a decline in funding availability and negatively impact the implementation of our growth strategy. Holders of StreetShares Notes have no right to redeem the Notes prior to the third anniversary of the issuance date of each note. The Company may, at its discretion, consider requests by a holder to redeem a StreetShares Note prior to its maturity, but is under no obligation to do so. A decline in funding availability due to the outbreak of COVID-19 or other reasons may restrict or eliminate discretionary accommodations of holders’ requests to redeem StreetShares Notes prior to their maturity dates. We also could be adversely affected if key personnel or a significant number of employees were to become unavailable due to the effects and restrictions of a COVID-19 outbreak in Northern Virginia, where our office is located. Although we have business continuity plans, remote operations capabilities, and other safeguards in place, there is no assurance that such plans and safeguards will be effective.

Summary of Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 2 to our consolidated financial statements appearing elsewhere in this Form 1-K (see pages F-7 - F-13), and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Cash and Cash Equivalents. The term “cash”, as used in the accompanying consolidated financial statements, includes currency on hand in checking, savings, and money market accounts held with financial institutions. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be a considered a cash equivalent. We maintain our cash in bank accounts, which at times may exceed Federal Deposit Insurance Corporation insured limits. As of June 30, 2020, interest-bearing and non-interest-bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. We have not experienced any losses in such accounts and we believe these funds are not exposed to any significant risk.

Lending and Financing Assets. We originate funding products that can be categorized as short-term (maturity less than one year) and long-term (maturity greater than one year). We value the full value of these products at the outstanding value of principal reduced by a valuation allowance for loan losses estimated as of the balance sheet date. On June 30, 2020, the total principal balance of outstanding loans was $10,031,546. On June 30, 2020, the outstanding number of loans was approximately 691.

Allowance for Loan Losses. The allowance for loan losses (“ALL”), is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALL.

We calculate the predicted losses on the current portfolio of loans and advanced invoices. The Predicted Loss Rate (PLR) for each asset is determined by the credit department. The PLR is multiplied by the remaining principal of the corresponding asset. The aggregate predicted losses are reviewed on a monthly basis by the credit and finance department to make adjustments. In determining the PLR for each asset and the aggregate predicted losses, we consider credit factors such as those described in the next paragraph. The resulting predicted loss numbers are then booked to the balance sheet (as contra assets to the loan/invoice assets).

We evaluate the creditworthiness of the portfolio on an aggregated basis. The allowance is subjective, as it requires material estimates, including such factors as historical trends, known and inherent risks in the portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as: uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of our financial products is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our portfolio resulting in increased delinquencies and losses and could require additional provisions for credit losses, which could impact future periods.

The allocation of the ALL between the Company and the StreetShares Pro and institutional investors is determined on a pro-rata basis according to the relative principal balances outstanding funded by each party. StreetShares Pro and institutional investors invest in a specific asset (if available). If the loan performs according to its terms, StreetShares Pro and institutional investors receive the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees, except as provided in a separate agreement. If the loan does not perform, payments to the StreetShares Pro and institutional investors will be limited to the pro-rata portion of any payments received prior to charge-off, according to the respective principal balances funded by the StreetShares Pro or institutional investor, less applicable servicing fees, except as provided in a separate agreement.

Effective March 2020, as a result of the COVID-19 pandemic, there has been an increase in predicted losses which is reviewed monthly by the Credit Committee. Based on factors, including but not limited to, delinquency, deferments, and predicted charge-offs the Credit Committee and Chief Financial Officer determine an appropriate predicted loss rate monthly. This predicted loss rate is applied to the portfolio principal balance outstanding.

The ALL ratio consists of the ALL over the total loan balances outstanding.  The following chart summarizes the ALL ratio for the last two fiscal years:

ALL Ratio

Period	Lending Products	Contract Financing Products	Total
Fiscal Year 2019	4.96	0.98	4.54
Fiscal Year 2020	15.10	0.0	15.10

The trends in the ALL ratio are discussed in the preceding section, “Trends and Key Factors Affecting Our Performance.”

Charged Off Loans. Our loans and traditional lines of credits (“loans”) are paid back on a weekly basis. Loans are considered to be delinquent when either (i) the past-due balance is equal to or greater than three times the regular weekly payment or (ii) any amounts are 31 days or longer past due. The Company continues to accrue interest on delinquent loans. Loans are returned to current status when the Company receives all accrued principal and interest required with the original amortization schedule and any fees applied. No individual loan impairments are recorded. When a loan or line is 150 days since the last cleared payment, the Company charges off the outstanding principal balance of the individual loan, unless an assessment is made that an individual loan should not be charged off based on the payment status and information gathered through collection efforts. Charge-offs are allocated to the Company and the Reg. D and Institutional investors on a pro-rata basis according to the relative principal balances outstanding funded by each party, except to the extent provided in a separate agreement. Accrued interest associated to a charged-off account is reversed in the amount of interest accrued and not counted in the charged-off principal.

Our contract financing products are not loans. Prior to November 15, 2019, the Company purchased invoice receivables from small businesses with contracts with the federal government and highly rated commercial entities. When the Company purchased invoice receivables, we made advance payments, which were interest earning and were recorded as reductions to the amounts due to the factoring clients for the purchase of the factored receivables. The expected payment dates on the factored receivables were based on the terms of the underlying invoice or contract with the federal government or highly rated commercial entity, which varied by contract. We monitored predicted payment dates under each factored invoice; however, we did not assess or assign late or delinquency statuses to such factored invoices because they were being paid directly by the federal government or highly rated commercial entity and not the Company’s customer. As of June 30, 2020, we have not taken any charge-offs on contract financing products.

For loans, historical charge-offs for the last two fiscal years are summarized on the following table:

Historical Charged-Off Loans

Period	Lending Products ($)	Contract Financing Products ($)
Fiscal Year 2019	157,910	0.00
Fiscal Year 2020	1,085,020	0.00

The following table summarizes the charge-off ratio for each period presented. The charge-off ratio is the net charged-off over the average principal balances outstanding. Net charged-off is the charged-off principal balance less recoveries.

Charge-Off Ratio

Period	Lending Products (%)	Contract Financing Products (%)
Fiscal Year 2019	1.10	0.00
Fiscal Year 2020	6.12	0.00

The trends in the charge-off ratio are discussed in the preceding section, “Trends and Key Factors Affecting Our Performance.”

Calculation of Credit Loss Exposure on Unfunded Lines of Credit. Effective January 1, 2019, the Company began calculating the credit loss exposure on the unfunded portion of the line of credit based on predicted funding volume by date brackets of 0-30 days, 31-60 days, and over 60 days based on historical data. This calculation had a material effect on the Company’s consolidated financial statements of reducing the accrual and expense for the credit loss exposure in comparison with prior periods.

Prior to January 1, 2019, and prior to any meaningful historical experience, in accordance with Accounting Standards Codification No. 450 (“ASC 450”), the Company calculated the credit loss exposure on the unfunded portion of a line of credit based the predicted funding volume over the full term of the line of credit. When enough time had lapsed to provide meaningful historical data, the Company determined that the predicted funding volume of the unfunded portion of a line of credit varied among the periods of time after the line of credit was approved (0-30 days, 31-60 days, and over 60 days). Specifically, the predicted funding volume was highest in the first 30 days after a line of credit was approved, lower in the 31-60 days after approval, and lowest after 60 days after loan approval. Based on this information, the Company refined its calculation methodology in accordance with ASC 450 to calculate the credit loss exposure on the unfunded portion of a line of credit by these date brackets instead of the full term of the line of credit in order to provide a more accurate calculation based on historical data. The result was a materially reduced accrual and expense for the credit loss exposure. As of June 30, 2020 and 2019, the total line of credit unfunded credit exposure was approximately $300,000 and $1,165,000, respectively, of which approximately $270,000 and $816,000, respectively, was related to the undrawn exposure predicted to be funded by the Company. As of June 30, 2020 and 2019, the total line of credit unfunded credit loss exposure was approximately $13,000 and $47,000, respectively, of which approximately $12,000 and $33,000, respectively, was related to the undrawn exposure predicted to be funded by the Company.

Property, Equipment, and Software. Property, equipment and software (“PE&S”), consists of computers and electronics, office equipment and furniture, patents, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a two- year useful life. All other PE&S assets are estimated to have a two- to five-year useful life or the life of the lease, if shorter, for leasehold improvements.

Our internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs and are capitalized beginning when the preliminary project stage is completed, we have authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors.

Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally 2 to 5 years.

Loans and Payable to Investors. The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of our financial products. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note to the borrower. Investors specify the amount of each asset in which to invest (if available). The term to maturity matches the term of the underlying note. If the loan performs according to its terms, investors receive the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan does not perform, payments to investors will be limited to the pro-rata portion of any payments received prior to charge-off, according to the respective principal balances funded by the investor, less applicable servicing fees, except to the extent provided in a separate agreement. MPDNs are exempt from registration and, accordingly, are available only to accredited and institutional investors. Some institutional investors purchase actual loan participations and not MPDNs, in which case, the institutional investor’s repayment terms are specified in their respective agreement with the Company.

Revenue Recognition. The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on its lending products. Interest income on lending assets is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next expected payment date, if applicable. Service fees are fees charged to Reg. D and Institutional investors based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by Reg. D and Institutional investors, are recognized when received upon the funding of the loans. The Company also generates revenue by charging fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection.

The Company generates revenue from software subscriptions and services provided to its LaaS clients. As a result of the outbreak of COVID-19, beginning in April 2020, the Company launched additional LaaS software subscriptions and services related to PPP lending and forgiveness. The Company’s LaaS products and services (including PPP) have been an area of revenue growth for the Company since January 2020.

 The Company generated revenue on invoice receivables through interest income, factor fees, draw fees commitment fees, and enrollment fees. Effective November 15, 2019, the Company is no longer offering to purchase invoice receivables. Interest income on invoice receivables is calculated using the simple interest method on the daily balances of principal outstanding. Interest income, factor fees, and commitment fees are accrued until funds are received for the purchased factored receivable. Enrollment fees are recognized at the time of purchase of factored receivables. Draw fees are recognized at the time of each draw on a line of credit secured by unbilled invoices.

The Company generates revenue through transaction fees charged to Reg. A+ investors in accordance with the terms of the investor membership agreement.

Interest Income and Expenses. Interest income from the Company’s lending products is presented under Operating Revenue in the Company’s Consolidated Statements of Operations. Interest paid by the Company to sources of funding (e.g., Reg D and Institutional investors and Reg. A+ investors) for the Company’s lending products is presented under Cost of Revenue as an interest expense.

Interest earned within Other Income (Expense) in the Company’s Consolidated Statements of Operations refers to interest earned from sources other than from the Company’s operations, including interest earned from funds in the Company’s bank accounts. The decrease in funds held by the Company as the funds were allocated to the Company’s operations, resulted in a decrease in interest earned as Other Income in the fiscal year 2020. The Company’s Other Income interest earned for the fiscal year ending June 30, 2020 was $6,508 compared to $79,422 for the fiscal year ending June 30, 2019.

Interest expense within Other Income (Expense) in the Company’s Consolidated Statements of Operations refers to interest expense on debt other than sources of funding for the Company’s lending products and financing products. Between August 16, 2019 and May 27, 2020, the Company issued convertible notes in the total principal amount of $8,005,000. These notes accrued interest at 10% per annum until the earliest of 1) a Qualified Financing (as defined in the note agreements); 2) a change in control (upon the terms in the note agreements); or 3) at maturity, which is 14 months after the issuance date of each note or March 13, 2021, depending on the note. Because the Company was not paying interest on the convertible notes during fiscal year ending June 30, 2019, the Company’s interest expense within Other Income (Expense) increased in the fiscal year ending June 30, 2020 ($362,253) when compared to the fiscal year ending June 30, 2019 ($76,037).

Income Taxes. We recognize deferred tax asset and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

Uncertain tax positions are recognized only when we believe it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. We recognize interest and penalties, if any, related to uncertain tax positions in Income Tax Expense on the Consolidated Statement of Operations.

We file income tax returns in the United States for federal, state, and local jurisdictions, where necessary. We are potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2020 includes all returns filed since our 2016 tax year return. No income tax returns are currently under examination by taxing authorities.

Accounting for Stock-Based Compensation. Our stock-based compensation is measured based on the grant date fair value of the awards and recognized as compensation expense on a straight-line basis of the period during which the option holder is required to perform services in exchange for the award (vesting period). We use the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of our common stock, the expected term of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited. For the period July 15, 2013 (inception) through June 30, 2020, the Company has incurred $311,312 of stock-based compensation expense.

Marketing Costs. All marketing costs are expensed as incurred. Marketing expense for the years ended June 30, 2020 and 2019 was approximately $345,000 and $2,614,000, respectively.

Item 3.

DIRECTORS AND OFFICERS

Our executive officers, directors, and significant employees, and ages are as follows:

Name	Position	Age	Term of Office

Executive Officers:

Mark L. Rockefeller	Chief Executive Officer, Co-Founder, Director; Principal Executive Officer	43	Since December 2013

Michael Konson	President, Co-Founder, Director	47	Since December 2013

Mohan A. Rao	Chief Product & Technology Officer	54	Since March 2018

Stephen Vickrey	Chief Financial Officer; Principal Financial and Accounting Officer	54	Since February 2019

Brendon DiBella	Chief Commercial Officer	49	Since March 2015

Lauren Friend McKelvey	General Counsel & Chief Compliance Officer	39	Since May 2019

Non-Executive Directors:

David Wasik	Director	49	Since March 2016

Jeffery Valcourt	Director	67	Since July 2017

John Fruehwirth	Director	53	Since January 2018

Bob Wickham	Director	47	Since January 2018

Ollen Douglass	Director	57	Since May 2020
Significant Employee

James Mentor	Director of Digital Marketing	32	Since April 2019

Mark L. Rockefeller

Mr. Rockefeller co-founded StreetShares and has served as our Chief Executive Officer and a member of our Board of Directors since the company’s inception. Mr. Rockefeller began his career as a military officer and attorney. Following service in Iraq and separation from the military, he joined the global financial services law firm Milbank, Tweed, Hadley & McCloy LLP, where his practice focused on securities, bankruptcy, and financial services litigation. He holds a Bachelor’s degree in finance, MBA, JD, and LLM degrees. He is a graduate of Columbia Law School.

Michael (“Mickey”) Konson

Mr. Konson co-founded StreetShares, serves as our President, and has been a member of our Board of Directors since the company’s inception. He served as Interim Principal Financial and Accounting Officer for the Company from December 2017 through October 2020. Prior to StreetShares, he spent nearly 12 years at Capital One Bank, where he was the lead executive for Capital One’s consumer retail bank business, and was the Senior Credit Officer for the retail bank. Mr. Konson also spent five years working in a variety of credit, marketing and operational leadership roles at Capital One’s small business unit. Previously, Mr. Konson was an analyst at McKinsey & Co. where he served clients from Africa and Europe. He holds business and law degrees from the University of Cape Town and an MBA from Harvard Business School.

Mohan A. Rao

Mr. Rao is StreetShares’ Chief Product & Technology Officer. His expertise is in product management, UX and agile product development and operations. Prior to joining StreetShares, from 2014 to 2018, he was Chief Technology Officer at Hobsons, an education technology company, where he led product development and operations for all product lines in multiple markets. Before that, he was President & Chief Operating Officer at Mobile Insight, Chief Technology Officer at Wireless Matrix and Chief Technology Officer at Career Rewards. Earlier in his career, he was at Deloitte & Touche Consulting Group and at NYNEX Science & Technology. Mr. Rao has an MBA from Pace University, New York, a master’s degree in computer science, and a bachelor’s degree in electronics and communications engineering.

Stephen Vickrey

Mr. Vickrey is StreetShares’ Chief Financial Officer. He also serves as the Company’s Principal Financial and Accounting Officer since October 2020. Prior to StreetShares, Mr. Vickrey was a finance contractor assisting various businesses with real estate, banking, and business planning since 2015. Previously, from 2010-2015, Mr. Vickrey was Chief Financial Officer & Chief Operating Officer of HSP Direct, a direct-mail and digital marketing company where he ran all financial operations, human resources, information technology, legal, and various operational areas. In addition, Mr. Vickrey spent 8 years at Capital One Bank, where he was the Chief Financial Officer of multiple Credit Card business entities and the Healthcare Finance business, where he helped lead a financial turnaround and rebuilding of the financial infrastructure. Prior to Capital One, he was a Finance Manager in G.E. Capital’s Private-Label Credit Card and Asset Leasing businesses. He received his M.B.A. from Villanova University.

Brendon DiBella

Mr. DiBella is StreetShares’ Chief Commercial Officer. He earned his B.S. in Economics from the U.S. Naval Academy and his M.B.A. from Harvard Business School. His career includes serving as a Navy Surface Warfare Officer in the U.S. Navy and selling sophisticated products and services in high-technology fields for nearly 20 years. Mr. DiBella’s deep technical sales experience comes from working with firms such as the Society for the Worldwide Interbank Financial Telecommunication (SWIFT), Dell, and Boston Scientific. Directly before joining StreetShares, from 2011 - 2015 Mr. Dibella was a part of Boston Scientific Incorporated, where he was revenue-responsible for the company’s Northern Virginia cardiac device franchise including its field sales and clinical personnel.

Lauren Friend McKelvey

Ms. McKelvey is StreetShares’ General Counsel & Chief Compliance Officer. Prior to joining StreetShares, Ms. McKelvey practiced law at Odin Feldman & Pittleman, PC (2015-2019), where she was a shareholder, and at Wiley Rein, LLP (2009-2015). During her ten years in private practice, Ms. McKelvey advised banks, financial fiduciaries, technology companies, and other clients on legal and compliance issues in the areas of technology, cybersecurity, intellectual property, creditor’s rights, bankruptcy, financial restructuring, and privacy. She also litigated hundreds of matters in federal and state courts. Ms. McKelvey currently sits on the Board of Directors of the Freedom Bank of Virginia since September 2018 and the Board of Directors of the International Women’s Insolvency and Restructuring Confederation since October 2014. Ms. McKelvey holds a B.A. from Sweet Briar College, a M.A. from Georgetown University, and a J.D. from the George Mason University Antonin Scalia Law School.

David Wasik

Mr. Wasik is an independent member of the StreetShares’ Board of Directors. Mr. Wasik served as a senior executive at Capital One in a variety of roles for over 15 years. While at Capital One Mr. Wasik led the Small Business Credit Card line of business, as well as the company's Collections and Recoveries department during the Great Recession. He is currently a Senior Advisor at 2nd Order Solutions, a credit risk advisory firm based in Richmond, VA. He holds a B.S.E. in Mechanical Engineering from Duke University.

Jeffery Valcourt

Mr. Valcourt is a member of the StreetShares’ Board of Directors representing Endeavor Equity Holdings, LLC (“EEH”), a StreetShares’ equity investor, and assumed the director’s role for EEH in July of 2017. Mr. Valcourt is the Chairman and CEO of Endeavor Capital Management, as well as EEH. In addition to this role, Mr. Valcourt serves as the Founder and CEO of Valcourt Building Services (“VBS”). VBS has been in business for over 33 years, has acquired or formed over 17 companies and does over $90M in annual business. Mr. Valcourt also brings considerable banking experience to the Board as he was elected Chairman of the Board of Directors for United Financial Banking Companies and a Director for the Business Bank in the 1990s.

John Fruehwirth

Mr. Fruehwirth is the Managing Partner of Rotunda Capital Partners. Rotunda focuses on investments in distribution, logistics and financial services. Since founding Rotunda in 2008, the team has closed 12 platforms and numerous add-on investments. Mr. Fruehwirth currently serves on the boards of StreetShares, Amware Logistics, Microf Financial, and MacQueen Equipment. Mr. Fruehwirth formerly served on the boards of Primary Integration, Commercial Credit Group, Inc., Financial Pacific Company, Direct Capital Corporation, and Worldwide Express, Inc. Mr. Fruehwirth earned his MBA from Darden School of Business Administration at the University of Virginia. He earned his BBA from the University of Wisconsin-Madison.

Bob Wickham

Mr. Wickham is a Partner of Rotunda Capital Partners. Prior to joining Rotunda, Mr. Wickham was a Principal in the Private Finance Group at Allied Capital. Prior to joining Allied Capital, Mr. Wickham worked in the investment banking groups of Merrill Lynch and Equitable Securities (now part of SunTrust Robinson Humphrey) and was a co-founder of Brentwood Capital Advisors, a boutique M&A and private placement advisor. Mr. Wickham received a B.A. in Economics, with honors, from the University of Virginia and a M.B.A., with honors, from The Wharton School at the University of Pennsylvania.

Ollen Douglass

Mr. Douglass is the Managing Director of Motley Fool Ventures, an early-stage venture capital fund. The fund focuses on startups deploying technology as a strategic asset to increase efficiency, improve access, or operate at scale in large, growing markets. Mr. Douglass serves on the board of Bitwise Industries, Eyrus, InHerSight, Ketos, StreetShares, and Upskill. He also serves as the Board Chair for the nonprofit group, Young Artists of America. Before creating the fund, Mr. Douglass was the corporate CFO of The Motley Fool Holdings. He earned his Bachelor’s degree from The University of Baltimore and is an inactive CPA.

James Mentor

Mr. Mentor is StreetShares’ Director of Digital Marketing since April 2019. He earned his B.A. in International Business and Finance from the University of San Francisco, CA in 2010. Mr. Mentor has over 10 years of experience in marketing; specializing in building and implementing marketing automation tech through web development and UX/UI coding, driven by analytics, especially during his time at Zoc Doc in 2014. Over his career, he has launched new digital products in the healthcare, retail, e-commerce, and the non-profit sector, and through agency partnerships with Fortune 500 marketing teams during his time with GDS Group, as the Head of Digital Outreach from 2015 - 2016. At Surefire Local, he was a National Brand Manager and principal digital strategist for three major national brands, overseeing a combined marketing budget of over $3 million a year from 2017 - 2019. He has over 7 years of experience managing multi-million dollar digital campaigns and scaling both small business and national brands.

Family Relationships

None.

Conflicts of Interest

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and StreetShares on the other hand.

A small amount of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s co-founders, of which two are among the Company’s primary stockholders. As of June 30, 2020, the Company owes such advances back to its stockholders,which are included in net advances owed to investors and stockholders in the accompanying consolidated balance sheets.

Also of note, Mr. Rockefeller, our Chief Executive Officer and a director of the Company, is on the Board of Directors of StreetShares Foundation, Inc., which has a non-material contractual relationship with the Company. Mr. Konson, the President and a director of the Company, is on the Board of Directors of Accion-Opportunity Fund, which is a small busines CDFI lender and is affiliated with a Series Seed Round Investor in the Company. Our General Counsel, Ms. McKelvey serves on the Board of Directors of the Freedom Bank of Virginia, which is a LaaS client of the Company. The contract between the Company and the Freedom Bank of Virginia is not a material contract. Mr. Wasik, a director of the Company, is a partner at a consulting firm which advises banks, specialty lenders, and FinTechs. He is also an early-stage investor in a point-of-sale leasing firm.

Involvement in Certain Legal Proceedings

None of our directors or executive officers are involved in legal proceedings during the past five years that are material to an evaluation of their ability or integrity to serve as a director or executive officer of the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of our three most highly paid executive officers for the 2020 fiscal year was as follows:

Name:	Cash compensation	Other compensation	Total compensation
Executive Officers:
Mark L. Rockefeller, CEO	$270,922.07	$22,719.51	$293,641.58
Michael Konson, President	$251,609.75	$22,719.51	$274,329.26
Mohan A. Rao, Chief Product & Technology Officer	$226,895.40	$11,123.74	$238,019.14

The Company has seven directors, but only three directors are compensated, Messrs. Rockefeller, Konson, and Wasik. The Company’s directors were paid $570,145.03 in aggregate cash compensation and other compensation for the 2020 fiscal year. Executive compensation is set annually by our Board’s Compensation Committee based on several factors including: company and individual leadership, performance compensation of competitor peer group, and other factors. Messrs. Rockefeller, Konson, and Rao, as well as other Company employees, are participants in the Company’s Management Incentive Plan (the “Plan”) and eligible for bonuses under the Plan calculated based on the amount of transaction proceeds in a change-in-control and contingent upon such change-in-control and other factors as defined in the Plan. While Rotunda Capital Partners is paid a quarterly management fee of $75,000.00 by StreetShares, Mr. Fruehwirth and Mr. Wickham are not directly compensated by StreetShares for their services as directors of StreetShares.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Common Stock
Name and address of beneficial owner (1)	Stock Amount of beneficial ownership as of 9/30/20	Options (2) Amount of beneficial ownership acquirable as of 9/30/20	Warrants Amount of beneficial ownership acquirable as of 9/30/20	Percent of class
Mark L. Rockefeller	4,659,967	1,075,211	8,000	21.3%
Michael Konson	3,659,967	1,075,211	N/A	17.6%
RCP-SSI, LLC	N/A	N/A	6,889,275	25.5%
JNV Limited Partnership II, LLC	N/A	N/A	1,300,491	4.8%
Endeavor Equity Fund, LP	1,046,315	N/A	N/A	3.9%
Bethesda StreetShares Group, LLC	N/A	N/A	N/A	N/A
Fenway Summer Ventures	N/A	N/A	N/A	N/A
Peter Kight	N/A	N/A	N/A	N/A
Accion Gateway Fund, L.L.C.	N/A	N/A	N/A	N/A
All Executive Officers and Directors as a Group (3)	8,708,956	3,860,462	8,000	46.6%

	Preferred Stock (Seed) (4)		Preferred Stock (A Round) (4)		Preferred Stock (B Round) (4) (5)
Name and address of beneficial owner (1)	Amount of beneficial ownership as of 9/30/20	Percent of class	Amount of beneficial ownership as of 9/30/20	Percent of class	Amount of beneficial ownership as of 9/30/20	Percent of class
Mark L. Rockefeller	N/A	N/A	N/A	N/A	N/A	N/A
Michael Konson	96,974	2.1%	N/A	N/A	N/A	N/A
RCP-SSI, LLC	N/A	N/A	N/A	N/A	29,107,845	83.7%
JNV Limited Partnership II, LLC	N/A	N/A	N/A	N/A	5,494,698	15.8%
Endeavor Equity Fund, LP	N/A	N/A	5,084,142	35.1%	N/A	N/A
Bethesda StreetShares Group, LLC	2,221,016	46.7%	N/A	N/A	N/A	N/A
Fenway Summer Ventures	N/A	N/A	1,897,094	13.1%	N/A	N/A
Peter Kight	N/A	N/A	1,694,714	11.7%	N/A	N/A
Accion Gateway Fund, L.L.C.	1,551,590	32.8%	626,549	4.3%	N/A	N/A
All Executive Officers and Directors as a Group (3)	269,841	5.7%	190,110	1.3%	N/A	N/A

(1)	The address of Mark L. Rockefeller and Michael Konson is StreetShares, Inc., 1900 Campus Commons Drive, Suite 200, Reston, VA 20191. The address of RCP-SSI, LLC is 3 Bethesda Metro Center, Suite 830, Bethesda, MD 20814. The address of JNV Limited Partnership II, LLC is 8260 Greensboro Drive, Suite 425, McLean, VA 22102. The address of Endeavor Equity Fund, LP is 11037 Sunset Hills Rd, Suite A-3, Reston, VA 20190. The address of Bethesda StreetShares Group is c/o Shulman, Rogers, Gandal, Pordy & Ecker, 12505 Park Potomac Ave., 6th Floor, Potomac, MD 20854. The address of Fenway Summer Ventures is 7315 Wisconsin Avenue, Suite 960 West, Bethesda, MD 20814. The address of Peter Kight is 9674 E. Taos Drive Scottsdale, AZ 85262. The address of Accion Gateway Fund, L.L.C. is 10 Fawcett Street, Suite 204, Cambridge, MA 02138.

(2)	Options include vested and unvested options.

(3)	All Executive Officers and Directors as a Group includes the shares owned by Mark L. Rockefeller and Michael Konson, which are also separately listed on the table.

(4)	There is no Preferred Stock (Seed), Preferred Stock (A Round), or Preferred Stock (B Round) acquirable as of September 30, 2020.

(5)	On October 9, 2020, the Company issued additional Preferred Stock (B Round), including 1,922,876 shares of Series B-4 Preferred Stock to JNV II, Limited Partnership, as beneficial owner and 10,806,041 shares of Series B-5 Preferred Stock to Motley Fool Ventures LP, as beneficial owner. Motley Fool Ventures LP does not own or have the present right to acquire shares of the Company’s stock in any other class. The address of Motley Fool Ventures LP is 2000 Duke Street, Suite 250, Alexandria, VA 22314.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In August 2019, the Company issued a convertible promissory note in the principal amount of $1,000,000 to JNV II, Limited Partnership. This note was amended and restated in March 2020. Jeffrey Valcourt, who is a director of the Company, has a financial interest in JNV II, Limited Partnership. On October 9, 2020, the convertible promissory note converted into 1,922,876 shares of Series B-4 Preferred Stock.

In September 2019, the Company issued a promissory note to Federated Information Technologies, Inc. (“FIT”) in the original principal amount of $500,000. The founder and President of FIT is an observer on the Board of the Company.

In December 2019, the Company issued a promissory note to David Wasik in the original principal amount of $100,000. Mr. Wasik is a director of the Company.

In March 2020 and May 2020, the Company issued convertible promissory notes in the principal amounts of $3,000,000 and $3,000,000, respectively, to Motley Fool Ventures LP. Subsequently, Ollen Douglass, the Managing Director of Motley Fool Ventures LP was appointed as a director of the Company. On October 9, 2020, the convertible promissory notes converted into 10,806,041 shares of Series B-5 Preferred Stock.

Item 6.

OTHER INFORMATION

There is no additional information to report for this section.

StreetShares, Inc. and Subsidiaries

Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Independent Auditors’ Report

To the Board of Directors and Stockholders of

StreetShares, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of StreetShares, Inc., (a Delaware corporation) and Subsidiaries, which comprise the consolidated balance sheets as of June 30, 2020 and 2019, and the related consolidated statements of operations, changes in redeemable stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StreetShares, Inc. and Subsidiaries as of June 30, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Milwaukee, Wisconsin

October 28, 2020

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

StreetShares, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2020 and 2019

	2020	2019
Assets
Cash and cash equivalents	$6,888,111	$12,673,723
Cash Reserve for Reg. A+	1,979,936	1,052,550
Advances from Reg. D and Institutional investors	1,048,059	947,599
Accounts receivable	206,272	-
Accrued revenue	67,171	-
Factored receivables, net	-	2,370,319
Loans, net	8,517,232	18,995,924
Notes due from Reg. D and Institutional investors	-	176,434
Accrued interest receivable	81,490	88,474
Prepaid expenses	280,448	461,259
Property, equipment, and software, net	310,869	357,300
Other assets	136,845	191,099

Total Assets	$19,516,433	$37,314,681

Liabilities, Redeemable Stock, and Stockholders' Deficit

Liabilities
Accounts payable	$330,530	$621,049
Accrued expenses	1,049,330	493,510
Payable to Reg. D and Institutional investors	2,053,552	6,585,697
Payable to Reg. A+ investors	14,310,114	25,690,110
Accrued interest payable	911,164	929,112
Deferred revenue	168,280	240,790
Notes payable	954,971	350,556
Net advances owed to stockholders	26,887	26,887
Convertible debt	8,290,196	-
Other liabilities	68,153	371,292

Total Liabilities	28,163,177	35,309,003

Redeemable Stock
B Round Series preferred stock: $0.0001 par value; 34,785,700 shares authorized; issued and outstanding as of June 30, 2020 and 2019 (liquidation preference value of $23,316,066 as of June 30, 2020 and 2019)	22,838,77	22,838,775
A Round Series preferred stock: $0.0001 par value; 14,488,075 shares authorized; issued and outstanding as of June 30, 2020 and 2019 (liquidation preference value of $8,095,394 as of June 30, 2020 and 2019)	8,006,166	8,006,166
Series seed preferred stock: $0.0001 par value; 4,735,924 shares authorized; issued and outstanding as of June 30, 2020 and 2019 (liquidation preference value of $1,200,000 as of June 30, 2020 and 2019)	1,200,000	1,200,000

Total redeemable stock	32,044,941	32,044,941

Stockholders' Deficit
Common stock; $0.0001 par value; 82,000,000 shares authorized; 12,117,013 shares issued and outstanding as of June 30, 2020; 11,877,520 shares issued and outstanding as of June 30, 2019;	1,212	1,188
Additional paid-in capital	570,096	475,497
Accumulated deficit	(41,262,993)	(30,515,948)

Total stockholders' deficit	(40,691,685)	(30,039,263)

Total Liabilities, Redeemable Stock, and Stockholders' Deficit	$19,516,433	$37,314,681

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended June 30, 2020 and 2019

	2020	2019
Operating Revenue
Interest income	$3,188,900	$3,084,495
Auction success fees	510,611	704,127
Origination fees	52,384	102,973
Software revenue	489,246	135,000
Other loan revenue	289,523	393,827

Total operating revenue	4,530,664	4,420,422

Cost of Revenue
Interest expense	(2,098,051)	(1,892,170)
Revenue share agreement	(240,515)	-
Provision for loan losses	(1,334,419)	(543,782)

Total cost of revenue	(3,672,985)	(2,435,952)

Net revenue	857,679	1,984,470

Operating Expenses
Payroll and payroll taxes	(6,410,261)	(6,959,661)
Sales and marketing	(590,892)	(3,231,216)
General and administrative	(1,687,949)	(1,750,704)
Professional fees	(2,158,714)	(1,886,130)
Processing and servicing	(401,163)	(463,360)

Total operating expenses	(11,248,979)	(14,291,071)

Other Income (Expense)
Interest earned	6,508	79,422
Interest expense	(362,253)	(76,037)
Loss on disposal of fixed asset	-	(1,243)
Other income	-	315

Total other income (expense)	(355,745)	2,457

Net Loss	$(10,747,045)	$(12,304,144)

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Changes in Redeemable Stock and Stockholders’ Deficit

For the Years Ended June 30, 2020 and 2019

	Redeemable Stock		Redeemable Stock		Redeemable Stock		Stockholders' Deficit
	Series Seed		A Round Series		B Round Series				Additional				Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-In	Treasury Stock		Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit
Balance, July 1, 2019	4,735,924	$1,200,000	14,488,075	$8,006,166	34,785,700	$22,838,775	11,637,131	$1,164	$400,903	-	$-	$(18,211,804)	$(17,809,737)

Issuance of Common Stock	-	-	-	-	-	-	240,389	24	7,956	-	-	-	7,980

Stock Warrants	-	-	-	-	-	-	-	-	(2,260)	-	-	-	(2,260)

Stock Compensation	-	-	-	-	-	-	-	-	68,898	-	-	-	68,898

Net Loss	-	-	-	-	-	-	-	-	-	-	-	(12,304,144)	(12,304,144)

Balance, June 30, 2019	4,735,924	$1,200,000	14,488,075	$8,006,166	34,785,700	$22,838,775	11,877,520	$1,188	$475,497	-	$-	$(30,515,948)	$(30,039,263)

Issuance of Common Stock	-	-	-	-	-	-	216,468	22	20,260	-	-	-	20,282

Stock Warrants	-	-	-	-	-	-	-	-	(26,946)	-	-	-	(26,946)

Stock Compensation	-	-	-	-	-	-	-	-	100,136	-	-	-	100,136

Exercise of Warrants to Purchase Common Stock	-	-	-	-	-	-	23,025	2	1,149	-	-	-	1,151

Net Loss	-	-	-	-	-	-	-	-	-	-	-	(10,747,045)	(10,747,045)

Balance, June 30, 2020	4,735,924	$1,200,000	14,488,075	$8,006,166	34,785,700	$22,838,775	12,117,013	$1,212	$570,096	-	$-	$(41,262,993)	$(40,691,685)

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities
Net loss	$(10,747,045)	$(12,304,144)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	94,062	81,701
Loss on disposal of fixed assets	-	1,243
Stock compensation expense	100,136	68,898
Warrant expense	(26,946)	(2,260)
Provision for loan losses	1,334,419	543,782
Interest on convertible notes	285,196	-
Changes in assets and liabilities:
Cash Reserve for Reg. A+	(927,386)	(724,896)
Accounts receivable	(206,272)	-
Accrued revenue	(67,171)	-
Factored receivables	2,393,846	199,118
Advances from Reg. D and Institutional investors	(100,460)	1,544,256
Notes due from Reg. D and Institutional investors	176,434	(36,819)
Prepaid expenses and other assets	235,065	(407,681)
Loans	9,235,936	(11,201,203)
Accrued interest receivable	6,984	(65,464)
Deferred revenue	(72,510)	124,440
Accounts payable	(290,519)	471,538
Accrued expenses	555,820	(62,831)
Payable to Reg. D and Institutional investors	(4,647,335)	(814,819)
Payable to Reg. A+ investors	(11,379,996)	18,828,835
Accrued interest payable	(17,948)	621,067
Other liabilities	(321,063)	218,298

Net cash used in operating activities	(14,386,753)	(2,916,941)

Cash Flows from Investing Activities
Purchase of property, equipment, and software	(47,631)	(328,528)

Net cash used in investing activities	(47,631)	(328,528)

Cash Flows from Financing Activities
Draws (payments) on lines of credit	-	(500,000)
Notes payable	604,415	3,076
Issuance of common stock	21,433	7,980
Issuance of convertible debt	8,005,000	-
Early exercise of stock options	17,924	1,000

Net cash provided by (used in) financing activities	8,648,772	(487,944)

Net Decrease in Cash and Cash Equivalents	(5,785,612)	(3,733,413)

Cash and Cash Equivalents, beginning of year	12,673,723	16,407,136

Cash and Cash Equivalents, end of year	$6,888,111	$12,673,723

Supplemental Information
Cash paid for interest	$2,193,056	$1,347,140

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 1 - Organization

StreetShares, Inc. was incorporated on December 3, 2013 under the laws of the state of Delaware. StreetShares, Inc. wholly owns and operates five subsidiaries: StreetShares Lending Company, LLC (“SSLC”), a Delaware limited liability company, which was formed on July 15, 2013; StreetShares Investor Interest Holding, LLC (“SSIIH”) which had a name change to StreetShares Funding, LLC (“SSF”) on December 10, 2015, a Delaware limited liability company, which was formed on October 28, 2014; StreetShares Investors Servicing, LLC (“SSIS”), a Delaware limited liability company, which was formed on December 8, 2015; STR Co-Investment, LLC (“STR”), a Delaware limited liability company, which was formed on December 8, 2015, StreetShares Public Investor Holdings, LLC (“SSPIH”), a Delaware limited liability company, which was formed on January 13, 2017, and shall each have an indefinite life pursuant to its operating agreements. The accompanying consolidated financial statements include the accounts of StreetShares, Inc., SSLC, SSF, SSIS, STR and SSPIH. Collectively, these entities are known as “the Company”.

The Company began operations on July 15, 2013, which primarily included start-up and organizational activities. The Company originated its first loan in July 2014.

The Company’s principal activities are providing business financing products to small businesses located throughout the United States and providing Lending-as-a-Service (“LaaS”) small-business financing software products and services to banks, credit unions, and alternative lenders, enabling them to offer digital loans and lines of credit to their small business customers. The Company offers loans from $2,000 to $250,000 for terms of three months, six months, one year, 18 months, two years, and three years. Prior to November 15, 2019, the Company purchased invoice receivables from small businesses with U.S. Federal and State Government contracts and highly rated companies, usually in the Fortune 500. The amount of each invoice receivable purchase was determined based on the total size of the assigned contract and invoices purchased have ranged from $600 to $7,000,000 since inception. Effective November 15, 2019, the Company is no longer offering to purchase invoice receivables.

The Company makes an investment representing a portion of every approved loan or line and places the remaining portion for auction on their marketplace. The Company uses their technology and data analytics to aggregate data about the small business and its owner, assess the creditworthiness of both, approve or deny their loan request, and then price the loan accordingly. Potential regulation D (“Reg. D”) loan investors bid an amount of the loan at the interest rate specified by the Company. Prior to June 30, 2020, Institutional investors also made investments in each loan or line in the amount and at the interest rate specified by their agreements with the Company. Effective June 30, 2020, the Company purchased the portfolio of its only institutional investor at that time for approximately $1.8 million.

The Company qualified for Regulation A+ (“Reg. A+”) from the Securities and Exchange Commission (“SEC”) on February 17, 2016 to offer StreetShares Notes (marketed as “Veteran Business Bonds” and sometimes referred to as “VBB”) to investors. On August 14, 2019, the SEC qualified the continued offering of StreetShares Notes by the Company under Reg. A+.

As a venture-funded company that is not yet profitable, we rely heavily on capital investments to fund our operations. Based on our current financial situation, it is possible we will require additional capital within the next 12 months beyond our currently anticipated amounts to fund the operations of the Company. The Company is currently, and consistently, engaged in ongoing discussions with providers who have the financial wherewithal to provide such funding. In the event the Company is not able to acquire funding, there are several options that can be enacted that would allow the Company to achieve a break-even state or help prolong the duration of the Company until funding can be obtained. These options include, but are not limited to, scaling back of operational efforts significantly, scaling back of human resources significantly, obtaining additional debt financing, asset and or business unit divestitures, and the potential sale of the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation - The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of StreetShares, Inc. as well as the accounts of its wholly-owned subsidiaries, SSLC, SSF, SSIS, STR, and SSPIH. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the financial statements of all entities in which it has a controlling financial interest. The Company has concluded that it does not have investments in any variable interest entities.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies - Continued

Use of Estimates - The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include, but are not limited to, allowance for loan losses, stock-based compensation expense, valuation of warrants, capitalized software development costs, the useful lives of fixed assets, and the valuation of deferred tax assets. The Company bases its estimates on historical experience, current events, third party valuations and opinions, and other factors they believe to be reasonable. These estimates and assumptions are inherently subjective in nature; actual results may differ from the estimates and assumptions and such differences may be material.

Cash and Cash Equivalents - The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and checking, saving, and money market accounts held with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be a cash equivalent. Interest bearing and non-interest bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Cash Reserve for Reg. A+ - The Company holds a cash reserve to cover losses on assets funded by Reg. A+ investors. The reserve is funded monthly based upon the predicted twelve months future losses on the portion of the portfolio funded by the Reg. A+ proceeds.

Advances from Reg. D and Institutional Investors - The Company requires cash deposits from prospective Reg. D investors in anticipation of their participation in future loan auction activities. Institutional investors may also provide cash deposits if specified in their agreements with the Company. Reg. D and Institutional (“Reg. D and Institutional”) investor deposits, if not bid in an auction, are refundable and, accordingly, are included as a component of Payable to Reg. D and Institutional investors on the consolidated balance sheets. Effective June 30, 2020, the Company purchased the portfolio of its only institutional investor at the time for approximately $1.8 million.

Loans - The Company values their loans at the principal balance outstanding reduced by an allowance for loan losses estimated as of the consolidated balance sheet date.

Allowance for Loan Losses - The allowance for loan losses (“ALL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when the Company believes that the future collection of principal is unlikely. Subsequent net recoveries, if any, are credited to the ALL.

We calculate the predicted losses on the current portfolio of loans and advanced invoices. The Predicted Loss Rate (PLR) for each asset is determined by the credit department. The PLR is multiplied by the remaining principal of the corresponding asset. The aggregate predicted losses are reviewed on a monthly basis by the credit and finance department to make adjustments. In determining the PLR for each asset and the aggregate predicted losses, we consider credit factors such as those described in the next paragraph. The resulting predicted loss numbers are then booked to the balance sheet (as contra assets to the loan assets).

The Company evaluates the creditworthiness of the portfolio on an aggregated basis. The ALL is a subjective and material estimate, which considers such factors as historical trends, known and inherent risks in the portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as: uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of our financial products is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our portfolio resulting in increased delinquencies and losses and could require additional provisions for credit losses, which could impact future periods. The allocation of the allowance for the loan losses between the Company and the Reg. D and Institutional investors is determined on a pro-rata basis according to the relative principal balances outstanding funded by each party. The Reg. D and Institutional investor portion of the allowance does not affect the operations of the Company, as it is a reduction in the amount payable to Reg. D and Institutional investors, except to the extent provided in a separate agreement.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies - Continued

Effective March 2020, as a result of the COVID-19 pandemic, there has been an increase in predicted losses which is reviewed monthly by the Credit Committee. Based on factors, including but not limited to, delinquency, deferments, and predicted charge offs the Credit Committee and Chief Financial Officer determine an appropriate predicted loss rate monthly. This predicted loss rate is applied to the portfolio principal balance outstanding.

Charged-Off Loans - The Company’s loans and traditional lines of credits (collectively, “loans”) are paid back on a weekly basis. Loans are considered to be delinquent when either (i) the past-due balance is equal to or greater than three times the regular weekly payment or (ii) any amounts are 31 days or longer past due. The Company continues to accrue interest on delinquent loans. Loans are returned to current status when the Company receives all accrued principal and interest required with the original amortization schedule and any fees applied.

When a loan or line is 150 days since the last cleared payment, the Company charges off the outstanding principal balance, unless an assessment is made that the loan should not be charged off based on information gathered through collection efforts. Charge-offs are allocated to the Company and the Reg. D and Institutional investors on a pro-rata basis according to the relative principal balances outstanding funded by each party, except to the extent provided in a separate agreement.

Factored Receivables - In December 2016, the Company began offering advances to small businesses with direct or subcontracted US Federal and State Government contracts. In October 2017, the Company began purchasing invoice receivables from small businesses with contracts from highly rated companies, usually in the Fortune 500. Such advance payments, which are interest earning, are recorded as reductions to the amounts due to the factoring clients for the purchase of factored receivables. Effective November 15, 2019, the Company sold to a non-affiliated third-party certain of its factored receivables having a principal balance of approximately $1,850,000 and is no longer offering advances for the purchase of factored receivables. As of June 30, 2020 and 2019, the funds employed (factored receivables less amount due to factoring clients less ALL) were $0 and $2,370,319, respectively.

Notes due from Reg. D and Institutional Investors - The Company places bids on behalf of certain Reg. D and Institutional investors, as per agreements, on the Company’s marketplace. These bids are transferred to the Reg. D and Institutional investors platform account after a required holding period. The notes due are the amounts due to the Company from the Reg. D and Institutional investors for the bids placed on their behalf of loans in their portfolio. Effective June 30, 2020, the Company is not funding loans from Institutional investors

Unfunded Loan Accrual and Off-Balance Sheet Exposure - The Company offers a line of credit. An accrual is recognized for the Company’s credit loss exposure on the unfunded portion of the line of credit and an expense is recorded in General and administrative expense on the consolidated statements of operations. The credit loss exposure is calculated similar to the allowance for loan losses. Effective January 1, 2019, the Company began calculating the credit loss exposure on the unfunded portion of the line of credit based on predicted funding volume by date brackets of 0-30 days, 31-60 days, and over 60 days based on historical data. Prior to January 1, 2019, and prior to any meaningful historical experience, the Company calculated the credit loss exposure on the unfunded portion of a line of credit based the predicted funding volume over the full term of the line of credit. As of June 30, 2020, approximately 45 percent of unfunded line of credits are predicted to fund in the first 30 days, 6 percent in days 31-60, and 1 percent over 60 days, based on the historical funding data. As of June 30, 2019, approximately 44 percent of unfunded line of credits are predicted to fund in the first 30 days, 6 percent in days 31-60, and 1 percent over 60 days, based on the historical funding data. As of June 30, 2020 and 2019, the Company predicted to fund approximately 90 percent and 65 percent, respectively, of the amount predicted to be drawn. Reg. D investors have the opportunity to, but are not obligated to, fund the remaining amount predicted to be drawn.

As of June 30, 2020 and 2019, the total line of credit unfunded credit exposure was approximately $300,000 and $1,165,000, respectively, of which approximately $270,000 and $816,000, respectively, was related to the undrawn exposure predicted to be funded by the Company. As of June 30, 2020 and 2019, the total line of credit unfunded credit loss exposure was approximately $13,000 and $47,000, respectively, of which approximately $12,000 and $33,000, respectively, was related to the undrawn exposure predicted to be funded by the Company.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies - Continued

Property, Equipment, and Software - Property, equipment, and software (“PE&S”) consist of computers and electronics, office equipment and furniture, patents and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a five-year useful life. All other PE&S assets are estimated to have a two to five-year useful life or the life of the lease, if shorter, for leasehold improvements.

The Company’s internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs and are capitalized when the preliminary project stage is completed, the Company has authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors. Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their projected useful lives, generally two to five years.

The Company has patents pending for our various internally developed technology, including systems and user interfaces. The legal fees and filing fees are capitalized and will be amortized using the straight-line method over their projected useful lives.

PE&S consisted of the following:

	Estimated Useful Life	2020	2019
Computer and electronics	2-5 years	$154,648	$146,427
Office equipment, furniture, and fixtures	2-5 years	67,553	67,553
Capitalized internal-use software	life of lease	90,212	56,462
Leasehold improvements	life of lease	163,000	163,000
Patent	indefinite	84,244	78,584

		559,657	512,026
Less: accumulated depreciation and amortization		(248,788)	(154,726)

Property, Equipment, and Software, net		$310,869	$357,300

Depreciation and amortization expense for the years ended June 30, 2020 and 2019 was approximately $94,000 and $82,000, respectively.

The Company is required to assess potential impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of June 30, 2019, there were no events or changes that were indicators of potential impairment of the Company’s long-lived assets.

Loans and Payable to Reg. D and Institutional Investors - The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note from the borrower. Reg. D and Institutional investors specify the amount of each asset in which to invest (if available). The term to maturity matches the term of the underlying note. If the loan performs according to its terms, the Reg. D and Institutional investors receive the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the Reg. D and Institutional investors will be limited to the pro-rata portion of any payments received prior to charge-off, according to the respective principal balances funded by the Reg. D or Institutional investor, less applicable servicing fees, except to the extent provided in a separate agreement. MPDNs are available to accredited and Institutional investors only. Some Institutional investors purchase actual loan participations and not MPDNs, in which case, the Institutional investor’s repayment terms are specified in their respective agreement with the Company.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies - Continued

Payable to Reg. A+ Investors - The Company offers StreetShares Notes to Reg. A+ investors at a fixed rate. The notes mature three years from the date of the purchase agreement. The Company uses the proceeds from Reg. A+ investors primarily to fund loans, lines of credit, and purchase factored invoice receivables. Effective November 15, 2019, the Company is no longer offering to purchase invoice receivables. The proceeds from Reg. A+ investors are not payment dependent on any individual loans and therefore are not directly subject to the loan loss risk of any one asset.

As of June 30, 2020 future annual maturities of notes due to Reg. A+ investors were as follows:

Year Ending June 30	Amount
2021	$1,324,600
2022	8,425,535
2023	4,559,979

$14,310,114

Revenue Recognition - The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on its lending products. Interest income on lending assets is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next expected payment date, if applicable. Service fees are fees charged to Reg. D and Institutional investors based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by Reg. D and Institutional investors, are recognized when received upon the funding of the loans. The Company also generates revenue by charging fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection.

The Company generates revenue from software subscriptions and services provided to its LaaS clients. As a result of the outbreak of COVID-19, the U.S. Congress enacted the Paycheck Protection Program (“PPP”) administered by the Small Business Administration. Beginning in April 2020, the Company launched additional LaaS software subscriptions and services related to PPP lending and forgiveness. The Company’s LaaS products and services (including PPP) have been an area of revenue growth for the Company since January 2020.

The Company generates revenue through transaction fees charged to Reg. A+ investors in accordance with the terms of the investment agreement.

The Company generated revenue on invoice receivables through interest income, factor fees, draw fees, commitment fees, and enrollment fees. Interest income on invoice receivables was calculated using the simple interest method on the daily balances of principal outstanding. Interest income, factor fees, and commitment fees were accrued until funds were received for the purchased factored receivable. Enrollment fees were recognized at the time of purchase of factored receivables. Draw fees were recognized at the time of each draw on a line of credit secured by unbilled invoices. Effective November 15, 2019, the Company is no longer offering to purchase invoice receivables.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies - Continued

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in Income tax expense on the consolidated statements of operations.

The Company files income tax returns in the United States for federal, state, and local jurisdictions. The Company is potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2020, includes all returns filed since the Company’s 2016 tax year return. No income tax returns are currently under examination by taxing authorities.

Accounting for Stock-Based Compensation - The Company’s stock-based compensation is measured based on fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (vesting period). The Company uses the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option, and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Marketing Costs - All marketing costs are expensed as incurred. Marketing expense for the years ended December 31, 2020 and 2019 was approximately $345,000 and $2,614,000, respectively.

Recent Accounting Pronouncements - During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, “Identifying Performance Obligations and Licensing”, which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, “Narrow-Scope Improvements and Practical Expedients” and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606”, which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The majority of the Company’s revenue is drawn from interest revenue which is not applicable to Topic 606. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements as it relates to the remainder of the Company’s revenue.

During February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 (as amended) is effective for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies - Continued

During June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments.” ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 (as amended) is effective for annual periods and interim periods within those annual periods beginning after December 15, 2022. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

Note 3 – Loans, Factored Receivables and Payable to Reg. D and Institutional Investors

The Company’s marketplace allows borrowers, Reg. D, and Institutional investors to engage in transactions relating to StreetShares’ lending products. SSLC originates loans and lines to borrowers. Shortly after origination the borrower loans are sold in their entirety to SSF for holding, servicing, receipt, and disbursement of received payments. SSF issues notes to Reg. D and Institutional investors, except to the extent provided in a separate agreement, as a means to allow the investors to invest in the associated loans. SSF purchased factored receivables prior to November 15, 2019. SSF operates as a remote entity from SSI, as a wholly-owned subsidiary, whose only purpose is to hold and manage the loans and factored receivables (prior to November 15, 2019), borrower repayments, and disbursements to investors.

As of June 30, 2020, loans outstanding consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding
Loans	$8,844,372	$1,187,174	$10,031,546
Less: Allowance for loans losses	(1,332,633)	(181,681)	(1,514,314)

Total loans, net	$7,511,739	$1,005,493	$8,517,232

As of June 30, 2019, loans outstanding consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding
Loans	$14,052,895	$5,934,969	$19,987,864
Less: Allowance for loans losses	(695,069)	(296,871)	(991,940)

Total loans, net	$13,357,826	$5,638,098	$18,995,924

As of June 30, 2020, there were no factored receivables outstanding.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 3 - Loans, Factored Receivables and Payable to Reg. D and Institutional Investors - Continued

As of June 30, 2019, factored receivables outstanding consists of the following:

	The Company Factored Receivables Outstanding	Investor Factored Receivables Outstanding	Total Factored Receivables Outstanding
Factored receivables	$2,393,846	$-	$2,393,846
Less: Allowance for loans losses	(23,527)	-	(23,527)

Total factored receivables, net	$2,370,319	$-	$2,370,319

As of June 30, 2020 and 2019, payable to Reg. D and Institutional investors consists of the following:

	2020	2019
Loans owned by Reg. D and Institutional investors	$1,187,174	$5,934,969
Allowance for loan losses for net loans	(181,681)	(296,871)
Advances from Reg. D and Institutional investors	1,048,059	947,599

Total payable to Reg. D and Institutional investors	$2,053,552	$6,585,697

As of June 30, 2020 and 2019, loans had original terms of six months, one year, 18 months, two years, three years and five years. As of June 30, 2019, factored receivables had original terms of 1-60 days.

As of June 30, 2020, all loans outstanding had an average term of approximately 22 months at origination. Because the terms of these loans were established through marketplace auctions or in an arms-length market transaction, the Company believes the carrying amount of these loans, and the corresponding payables to Reg. D and Institutional investors approximate their fair value.

As of June 30, 2020, future maturities of notes due to Reg. D and Institutional investors were as follows:

Year Ending June 30	Amount
2021	$1,885,630
2022	163,234
2023	4,688

$2,053,552

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 3 - Loans, Factored Receivables and Payable to Reg. D and Institutional Investors - Continued

As of June 30, 2020 and 2019, allowance for loan losses consists of the following:

	The Company	Investor	Total
Allowance for loans losses - Balance as of June 30, 2018	$202,801	$253,110	$455,911

Provision for loan losses	543,782	173,684	717,466
Charge-offs, net of recoveries	(27,987)	(129,923)	(157,910)

Allowance for loans losses - Balance as of June 30, 2019	718,596	296,871	1,015,467

Provision for loan losses	1,334,419	249,448	1,583,867
Charge-offs, net of recoveries	(720,382)	(364,638)	(1,085,020)

Allowance for loans losses - Balance as of December 31, 2020	$1,332,633	$181,681	$1,514,314

During the years ended June 30, 2020 and 2019, there were $56,998 and $60,663, respectively, in net recoveries related to the allowance for loan losses.

Note 4 - Redeemable Stock and Stockholders’ Equity

In May 2014, the Company raised approximately $1,200,000 in equity financing from new investors through the issuance of 4,735,924 shares of Series Seed Convertible Preferred Stock (“Series Seed Preferred Stock”). Approximately 779,000 shares were issued to investors in which the Company converted promissory notes for approximately $180,000 in proceeds. The remaining shares were issued at a purchase price of $0.258 per share.

In conjunction with the May 2014 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 21,735,924 shares of stock, 17,000,000 of which have been designated as common stock and 4,735,924 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

In February 2016 and June 2016, the Company raised approximately $4,560,000 and $965,000, respectively, in equity financing from new investors through the issuance of a total of 9,363,289 shares of A Round Series Convertible Preferred Stock. Approximately 788,000 shares were issued to investors in which the Company converted promissory notes for approximately $340,000 in proceeds. The remaining shares were issued at a purchase price of $0.59007 per share. Approximately 5,125,000 shares were converted from convertible debt to A Round Series Convertible Preferred Stock.

In conjunction with the February 2016 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 62,971,062 shares of stock, 40,400,000 of which have been designated as common stock and 22,571,062 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

In January 2018, the Company raised $20,000,000 in equity financing from new investors through the issuance of 29,107,845 shares of B Round Series Convertible Preferred Stock. The remaining shares were issued at a purchase price of $0.5840 per share. Approximately 5,678,000 shares were converted from convertible debt to B Round Series Convertible Preferred Stock. As part of the B Round Series issuance, the share class is entitled to participating liquidation rights subject to certain restrictions. As of June 30, 2019 and 2018, the Company incurred direct legal costs in the issuance of the B Round Series stock totaling $0 and $477,291, respectively, which was reflected as a reduction of the carrying amount of the B Round Series preferred stock on the accompanying consolidated balance sheets.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

In conjunction with the January 2018 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 136,009,699 shares of stock, 82,000,000 of which have been designated as common stock and 54,009,699 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

The Preferred Stock is redeemable at the option of the holder. The Company has evaluated the redemption features of the Preferred Stock to determine if the Preferred Stock should be considered liabilities or mandatorily redeemable securities requiring classification as liabilities under U.S. GAAP. The Company has concluded that the Preferred Stock does not require classification as a liability. Given the potential redemption of the Preferred Stock, the Company has concluded to present the carrying value of the Preferred Stock outside of stockholders’ deficit as temporary equity and in the “mezzanine” in the accompanying consolidated balance sheets.

Stock Warrants - Warrants have a per-share exercise price of fair market value at the time of warrants issuance, as determined by the Company’s Board of Directors. The warrants are fully exercisable upon issuance and are scheduled to expire from October 2020 to June 2023.

In conjunction with the January 2018 Preferred Stock financing, the Company issued 8,233,115 warrants, which vest on July 1, 2020.  The warrants have an equity classification; therefore, no liability or expense has been recorded on the accompanying consolidated balance sheets and consolidated statements of operations. As of June 30, 2020 and 2019, the fair value using the Black-Scholes methodology was approximately $1,737,000 and $1,755,000, respectively.

A summary of warrant activity of the Company is as follows:

Number of
Warrants
Outstanding at June 30, 2018	8,607,563

Granted	-
Exercised	-
Canceled	-

Outstanding at June 30, 2019	8,607,563

Granted	164,123
Exercised	(23,025)
Canceled	(171,798)

Outstanding as of June 30, 2020	8,576,863

Restricted Stock - On December 3, 2013, 10,000,000 shares of common stock were issued to the three co-founders for 0.0001 per share. The shares were owned by the founders at the time of issuance. In conjunction with the February 2016 Preferred Stock financing, the Company amended the restricted stock for the remaining two co-founders (see next paragraph for third co-founder details) to 50 percent of the shares of stock vested immediately, and the remaining shares of stock was subject to the repurchase option on a monthly basis until such that 100 percent of the shares of stock was released from the repurchase option in January 2019.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

Effective June 15, 2015, one of the three co-founders resigned from his position as an employee and director of the Company. The individual also surrendered 1,237,500 shares of his common stock to the Company on July 1, 2015. On July 6, 2015, the Company purchased the 1,237,500 shares of common stock back from the co-founder for 0.0001 per share. In June 2018, the individual sold 1,334,000 of his remaining shares of common stock directly to the officers of the Company.

Note 5 - Stock-Based Compensation

In December 2013, the Company adopted, and the stockholders approved the 2014 Equity Incentive Plan (“2014 EIP”). The 2014 EIP provides for the grant of incentive stock options to the Company’s employees and for the grant of non-statutory stock options to the Company’s employees, directors, advisors, and consultants. The Company was initially authorized to issue up to 1,765,000 shares of common stock. The Company is currently authorized to issue up to 8,549,587 shares of common stock pursuant to Amendment Number 5 to the 2014 EIP adopted on January 18, 2018. Under the 2014 EIP, stock options granted to eligible participants have a ten-year contractual life and generally vest and become fully exercisable at the end of the vesting schedule set forth in the Stock Option Grant Notice. Options under the 2014 EIP are granted with exercise prices intended to be at least equal to the grant date fair market value of the Company’s common stock, as determined by the Company’s Board of Directors. The shares are subject to repurchase by the Company in the event of termination by the grantee at a price equal to the fair market value at the time of repurchase. The 2014 EIP also provides for the issuance of restricted stock awards, restricted stock unit awards, and stock appreciation rights.

Certain employee and non-employee option agreements granted under the 2014 EIP allow for the early exercise of an option before vesting (“Early Exercise Option”); however, shares issued thereon remain subject to the restriction through the remainder of the original vesting schedule for the stock option award. The Company may repurchase an unvested Early Exercise Option at a price equal to the lower of the fair market value at the date of repurchase or the exercise price of the Early Exercise Option.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 5 - Stock-Based Compensation - Continued

A summary of stock option activity under the 2014 EIP of the Company is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term
Outstanding as of June 30, 2018	5,771,575	$0.16	9 years

Granted	1,417,150	$0.13	10 years
Exercised	(240,389)	0.03	-
Canceled	(981,563)	0.17	-

Outstanding at June 30, 2019	5,966,773	0.16	8.5 years

Granted	1,472,145	0.12	9.1 years
Exercised	(216,468)	0.13	-
Canceled	(1,421,882)	0.18	-

Outstanding as of June 30, 2020	5,800,568	$0.15	7.9 years

A summary of vested options and unvested options expected to vest at June 30, 2020 is as follows:

		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term
Options at June 30, 2019
Vested and exercised	2,840,036	$0.17	7 years
Unvested and exercisable	2,960,532	0.13	8.8 years

Vested and Expected to Vest	5,800,568	$0.15	7.9 years

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 5 - Stock-Based Compensation - Continued

A summary of vested options and unvested options expected to vest at June 30, 2019 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term
Options at June 30, 2019
Vested and exercised	2,201,589	$0.18	8 years
Unvested and exercisable	3,765,184	0.14	8.8 years

Vested and Expected to Vest	5,966,773	$0.16	8.5 years

A summary of grant-date fair value stock option activity of the Company is as follows:

		Weighted-
		Average
	Number of	Grant-Date
	Option Shares	Fair Value
Unvested at June 30, 2018	4,473,975	$0.08

Granted	1,417,150	$0.07
Canceled	(981,563)	0.09
Vested	(1,144,378)	0.02

Unvested at June 30, 2019	3,765,184	0.08

Granted	1,472,145	0.12
Canceled	(1,421,882)	0.18
Vested	(854,914)	0.15

Outstanding as of June 30, 2020	2,960,533	$0.13

All stock awards made under the 2014 EIP are restricted as to transferability and to sale, and the Company has the right of first refusal on any resale of any stock owned by employees and non-employees.

The Company calculates the estimated value of options granted to both employees and non-employees, including those whose original terms have been modified, using the Black-Scholes options pricing model. The Company records the related compensation expense over the vesting life of the award, on a straight-line basis. The options pricing model includes the input of highly subjective assumptions including the expected term, volatility, risk-free interest rate, and dividend yield. The estimated expected term of an award is determined by reference to the simplified method commonly used in the absence of significant and meaningful option history. The Company has estimated the expected volatility by reference to historical volatilities of similar publicly traded companies’ common stock over the most recent period commensurate with the estimated expected term of the awards. The risk-free interest rate is based on the U.S. Treasury bond rate in effect at the time of grant. The dividend yield is based on the average dividend yield over the expected term of the option.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 5 - Stock-Based Compensation - Continued

The fair value of each option was estimated on the date of grant using the following assumptions for grants:

	2020	2019
Stock price volatility	51% - 60%	51%
Expected term	5.7 - 6.1 years	7 years
Risk-free interest rate	.44% - 1.72%	1.95% - 3.09%
Dividend yield	0%	0%

The Company recognized compensation expense in the amount of $100,136 and $68,898 for the years ended June 30, 2020 and 2019, respectively. The total unamortized compensation expense related to awards of $181,265 and $630,655 as of June 30, 2020 and 2019, respectively, is expected to be recognized over a weighted average remaining period of three years. As of June 30, 2020 and 2019, the Company received $17,924 and $1,000, respectively, from employees on the early exercise of unvested stock options, which is included in liabilities on the accompanying consolidated balance sheets. As of June 30, 2020 and 2019, the aggregate intrinsic value between exercise price and common stock fair value of vested, exercisable stock options is approximately $6,700 and $180,000, respectively.

Note 6 – Commitments and Contingencies

Operating Leases - On May 2, 2018, the Company entered into a 50 month lease commencing on August 13, 2018 for their corporate offices located in Reston, Virginia. The lease terminates on October 31, 2022 and calls for monthly rent payments of approximately $26,470 with four percent increase on each anniversary of the sublease commencement date. Effective June 1, 2020, the Company requested relief from lease payments due to the impacts of COVID-19 and entered into an amendment of the lease modifying the schedule for rent payments. Under the amendment, rent payments will be deferred for three months beginning June 1, 2020 then $10,500 monthly until December 31, 2020 with an increase to $33,000 effective January 1, 2021 and an increase to $42,043 effective January 1, 2022.

At June 30, 2020, future minimum lease payments under non-cancelable operating leases were as follows:

Year Ending June 30	Amount
2021	240,000
2022	450,256
2023	168,171

$858,427

Note 7 - Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences, if any, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. At, the Company’s net deferred tax asset consisted primarily of differences in the basis of property, equipment, and software and its taxable net operating losses available for carryforward. The Company has recorded a valuation allowance against the entire net deferred tax asset, as management believes it is more likely than not that the Company will not be able to benefit from the net deferred tax asset. As a result, the accompanying consolidated financial statements do not reflect a benefit for income taxes. As of June 30, 2020 and 2019, the Company has estimated it has a total domestic Net Operating Loss (“NOL”) for federal and state income tax purposes of approximately $11,408,000 and $8,317,000, respectively, which will begin to expire in 2034. Utilization of the Company’s domestic federal NOL may be subject to an annual limitation due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 7 - Income Taxes- Continued

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent, (2) eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized, and (3) bonus depreciation that will allow for full expensing of qualified property. Because the Company maintains a valuation allowance on its entire net deferred tax asset, the change in the applicable tax rate does not have any effect on the consolidated financial statements.

Note 8 - Notes Payable

On July 31, 2017, the Company raised $225,000 in the form of a promissory notes offered to the Company’s Reg. D investors. In exchange for investment, Reg. D investors were offered warrants for the Company's common stock for a note at a simple interest rate of 12 percent calculated daily. The interest is payable with the full principal balance due on July 31, 2020. As of June 30, 2020, 72,000 warrants were issued. For the years ended June 30, 2020 and 2019, the Company recognized interest expense of $27,074 and $27,000, respectively, which is included in the Other Expenses on the consolidated statement of operations.

On July 31, 2017, the Company raised $100,000 in the form of a promissory notes offered to the Company’s Reg. D investors. In exchange for investment, Reg. D investors were offered priority access to a portion of loan assets on the Company’s marketplace for a note at a simple interest rate of 14 percent calculated daily. The interest is payable with the full principal balance due on July 31, 2021. For the years ended June 30, 2020 and 2019, the Company recognized interest expense of $14,038 and $14,000, respectively, which is included in the Other Expenses on the consolidated statement of operations.

On December 21, 2018, the Company entered into an agreement with First Insurance Funding where First Insurance Funding provided a note with a principal amount of $75,766 to the Company with a security interest in the financed insurance policies at an annual percentage rate of 4.74 percent. The financed insurance policies consist of the Company’s professional liability package. Nine monthly payments of principal and interest is due in the amount of $8,586. For the years ended June 30, 2020 and 2019, the Company recognized interest expense of $201 and $871 respectively, which is included in the Other Expenses on the consolidated statement of operations.

On September 4, 2019, the Company entered into an agreement with Federated Information Technologies, Inc. (“FIT”) where FIT provided a note with a principal amount of $500,000 to the Company at a simple interest rate of 7.5 percent calculated daily. The interest is payable with the full principal balance due on November 3, 2020. For the year ended June 30, 2020, the Company recognized interest expense of $30,257, which is included in the Other Expenses on the consolidated statement of operations.

On December 17, 2019, the Company entered into an agreement with David Wasik where Mr. Wasik provided a note with a principal amount of $100,000 to the Company at a simple interest rate of 7.5 percent calculated daily. The interest is payable with the full principal balance due on February 17, 2021. For the year ended June 30, 2020, the Company recognized interest expense of $4,038, which is included in the Other Expenses on the consolidated statement of operations.

On December 31, 2019, the Company entered into an agreement with First Insurance Funding where First Insurance Funding provided a note with a principal amount of $88,835 to the Company with a security interest in the financed insurance policies at an annual percentage rate of 4.85 percent. The financed insurance policies consist of the Company’s professional liability package. Nine monthly payments of principal and interest is due in the amount of $10,071. For the year ended June 30, 2020, the Company recognized interest expense of $1,562.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 9 - Convertible Debt

The Company issued a 2019 and 2020 convertible note series in the total principal amount of $8,005,000 between August 16, 2019 and May 27, 2020. The principal balance of each note, together with accrued interest of 10 percent per annum, is due to be paid at the earliest of 1) a Qualified Financing (as defined in the note agreements); 2) a change in control (upon the terms in the note agreements); or 3) at maturity, which is 14 months after the issuance date of each note or March 13, 2021, depending on the note. The principal and accrued interest may not be prepaid by the Company without the prior consent of the majority holders of the notes.

In the event the Company consummates a Qualified Financing (as defined in the note agreements), then all principal and accrued but unpaid interest shall automatically convert into shares of preferred stock at the lesser of (a) 80% of the cash price per share paid by the other purchasers of preferred stock in the Qualified Financing, and (b) the price obtained by dividing $55,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing.

As of June 30, 2020, the Company accrued interest of approximately $285,196, all of which is included in the outstanding convertible note balance as reported on the accompanying consolidated balance sheet as of June 30, 2020. The outstanding balance of the convertible notes was $8,005,000 as of June 30, 2020.

Note 10 - Related Parties

Approximately $59,000 of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary common stockholders. As of June 30, 2020 and 2019, the Company owes $26,887 back to its stockholders, which are included in net advances owed to stockholders in the accompanying consolidated balance sheets.

On July 31, 2017, the Company’s CEO purchased a note of $25,000 and was provided with 8,000 warrants of the Company’s common stock. See first paragraph in Note 8 for note details.

On August 16, 2019 (amended and restated on March 13, 2020), the Company issued a convertible note in the principal balance of $1,000,000 to a Preferred Stock Holder and a related party of a Company director. On August 19, 2019 (amended and restated on March 13, 2020), the Company issued a convertible note in the principal balance of $50,000 to a Preferred Stock Holder. On November 20, 2019 (amended and restated on March 13, 2020), the Company issued a convertible note in the principal balance of $80,000 to a Preferred Stock Holder. See Note 9 for convertible debt details.

On September 4, 2019, the Company issued a promissory note to FIT in the original principal amount of $500,000. See fourth paragraph in Note 8 for promissory note details. The founder and President of FIT is an observer on the Board of the Company.

On December 17, 2019, the Company issued a promissory note to David Wasik in the original principal amount of $100,000. See fifth paragraph in Note 8 for promissory note details. Mr. Wasik is a Director on the Board of the Company.

On March 13, 2020 and May 27, 2020, the Company issued convertible notes in the principal balance of $3,000,000 and $3,000,000, respectively, to an investor. Subsequently, the Managing Director of the investor was appointed as a Director on the Board of the Company. See Note 9 for convertible debt details.

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2020 and 2019

Note 11 - Accrued Expenses

Accrued expenses as of June 30, 2020 and 2019 were comprised of the following:

	2020	2019
Accrued professional and legal fees	$604,717	$236,618
Accrued payroll	228,971	186,918
Other	215,642	69,974

Total accrued expenses	$1,049,330	$493,510

Note 12 - Subsequent Events

The Company has evaluated its consolidated financial statements for subsequent events through October 28, 2020 the date the accompanying consolidated financial statements were available to be issued. Other than the matters noted below, as necessary, the Company is not aware of any subsequent events which would require recognition or disclosure in the accompanying consolidated financial statements.

Effective July 2020, the Company extended the maturity dates for two of the July 31, 2017 promissory notes offered to the Company’s Reg. D investors, totaling $50,000. The maturity date was extended from July 31, 2020 to July 31, 2021.

Effective October 2020, the Company issued additional B series preferred stock in the amount of $10,918,132.72 (before direct costs) of equity raised, including the conversion of the convertible notes described above in Note 9.

Effective October 2020, the Company stopped offering lending products directly to small businesses. We still offer lending products to small business customers via our LaaS clients.

The outbreak of the novel coronavirus (“COVID-19”), or an outbreak of other highly infectious or contagious diseases, could continue to adversely impact certain industries in which our small business borrowers operate and impair their ability to fulfill financial obligations to us. Further, the spread of the outbreak could lead to a prolonged economic recession or other severe disruptions in the U.S. economy and may disrupt our lending and other financial activities, may disrupt the operations of our LaaS clients and their customers, and could potentially create business continuity issues for us. Our business is dependent upon the willingness and ability of our employees to conduct ending and other financial transactions and service our LaaS clients. The spread of highly infectious or contagious diseases could cause severe long-term disruptions in the U.S. economy at large, and for small businesses in particular, which could disrupt our lending operations, as well as disrupt the lending operations of our LaaS clients, and if the national response to contain COVID-19 escalates or is unsuccessful, we could experience a material adverse effect on our business, financial condition,  results of operations, and cash flows. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may result in a decrease in our customers’ businesses, a decrease in consumer confidence and business generally, or a disruption in the services provided by our LaaS clients. Disruptions to our customers could result in increased risk of delinquencies, defaults, and losses on our loans. Disruptions in the operations of our LaaS clients and their customers could result in reduced LaaS revenue. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may negatively impact the economic  conditions in the United States for an extended period of time, which may result in a decline in funding availability and negatively impact the implementation of our growth strategy. Holders of StreetShares Notes have no right to redeem the notes prior to the third anniversary of the issuance date of each note. The Company may, at its discretion, consider requests by a holder to redeem a StreetShares Note prior to its maturity, but is under no obligation to do so. A decline in funding availability due to the outbreak of COVID-19 or other reasons may restrict or eliminate discretionary accommodations of holders’ requests to redeem StreetShares Notes prior to their maturity dates.  We also could be adversely affected if key personnel or a significant number of employees were to become unavailable due to the effects and restrictions of a COVID-19 outbreak in Northern Virginia, where our office is located. Although we have business continuity plans, remote operations capabilities, and other safeguards in place, there is no assurance that such plans and safeguards will be effective.

PART III — EXHIBITS

Index to Exhibits

	Exhibit
Exhibit	Description	Filed	Incorporated by Reference
Number	(hyperlink)	Herewith	Form	File No.	Exhibit	Filing Date

2.1	Fourth Amended and Restated Certificate of Incorporation	X

2.2	Amended and Restated Bylaws		1/1-A	024-10944	2.2	February 7, 2019

2.3	Amendment to Bylaws	X

3.1	Stockholders’ Agreement		1/1-A	024-10498	3.2	December 4, 2015

3.2	Form of StreetShares Note		1/1-A	024-10944	3.2	July 17, 2019

4.1	Form of Subscription Agreement		1/1-A	024-10944	4.1	July 17, 2019

10.1	Power of Attorney (contained on signature page hereto)	X

11.1	Consent of Baker Tilly Virchow Krause, LLP (Independent Auditors)	X

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hilton Head, State of South Carolina on the 28th day of October, 2020.

STREETSHARES, INC.

By:	/s/ Mark L. Rockefeller
Name: Mark L. Rockefeller
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mark L. Rockefeller and Lauren Friend McKelvey as true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, and generally to do all such things in their names and behalf in their capacities as officers and directors to enable the Company to comply with the provisions of the Securities Act of 1933 and all requirements of the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ Mark L. Rockefeller	Chief Executive Officer, Director	October 28, 2020
Mark L. Rockefeller	(Principal Executive Officer)

/s/ Stephen Vickrey	Chief Financial Officer	October 28, 2020
Stephen Vickrey	(Principal Financial & Accounting Officer)

/s/ Michael Konson	President, Director	October 28, 2020
Michael Konson

/s/ Ollen Douglass	Director	October 28, 2020
Ollen Douglass

/s/ John Fruehwirth	Director	October 28, 2020
John Fruehwirth

/s/ Jeffery Valcourt	Director	October 28, 2020
Jeffery Valcourt

/s/ David Wasik	Director	October 28, 2020
David Wasik

/s/ Robert Wickham	Director	October 28, 2020
Robert Wickham